UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9
Solicitation/ Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

D & K Healthcare Resources, Inc.
(Name of Subject Company)
D & K Healthcare Resources, Inc.
(Names of Persons Filing Statement)
Common Stock, par value $0.01
(Title of Class of Securities)
232861104
(CUSIP Number of Class of Securities)

J. Hord Armstrong, III
Chairman of the Board, Chief Executive Officer and Treasurer
D & K Healthcare Resources, Inc.
8235 Forsyth Boulevard
St. Louis, Missouri 63105
(314) 727-3485
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Richard A. Keffer, Esq. Vice President, General Counsel, and Secretary D & K Healthcare Resources, Inc. 8235 Forsyth Boulevard St. Louis, Missouri 63105	John L. Gillis, Jr., Esq. and David W. Braswell, Esq. Armstrong Teasdale LLP One Metropolitan Square, Suite 2600 St. Louis, Missouri 63102-2740

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.
      Name and Address. The name of the subject company is D & K Healthcare Resources, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 8235 Forsyth Boulevard, St. Louis, Missouri 63105 and the telephone number is (314) 727-3485.
      Securities. The title of the class of equity securities to which this Solicitation/ Recommendation Statement (this “Statement”) relates is common stock, par value $0.01 per share, of the Company (the “Company Common Stock”). As of July 8, 2005, there were 14,260,856 shares of Company Common Stock outstanding. There were also outstanding employee stock options to purchase an additional 1,510,666 shares of Company Common Stock.

Item 2.	Identity and Background of Filing Person.
      Name and Address. This Statement is being filed by the Company. The address of the principal executive offices of the Company is 8235 Forsyth Boulevard, St. Louis, Missouri 63105 and the telephone number is (314) 727-3485.
      Tender Offer. This Statement relates to the tender offer by Spirit Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of McKesson Corporation (“Parent”), a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”), dated July 22, 2005 pertaining to the Company Common Stock, including the associated preferred stock purchase rights or other rights (the “Rights” and together with the Company Common Stock, the “Shares”) issued pursuant to the Rights Agreement dated as of November 12, 1998, between the Company and Harris Trust and Savings Bank filed by Parent, offering to purchase all of the outstanding Shares at a price of $14.50 per Share (the “Offer Price”), net to the seller in cash without interest thereon and less any required holding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), dated July 22, 2005 and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements to the Offer to Purchase and the Letter of Transmittal collectively constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B) and are incorporated herein by reference. The address of Purchaser as set forth in the Schedule TO is One Post Street, San Francisco, California, 94104.
      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 8, 2005 (the “Merger Agreement”), by and among Purchaser, Parent and the Company. The Merger Agreement provides, among other things, that following satisfaction or waiver of the conditions set forth in the Merger Agreement and consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of the Parent. A copy of the Merger Agreement is included as Exhibit (e)(1) and is incorporated herein by reference.
      At a meeting held on July 8, 2005, the Company’s board of directors (the “Company Board”), by unanimous vote of all directors with one director, who is an officer of the Company’s financial adviser, abstaining, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders.
      All information contained in this Statement or incorporated herein by reference concerning Parent, Purchaser or their affiliates or actions or events with respect to any of them, was provided to the Company by Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by Parent to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Arrangements with Executive Officers, Directors or Affiliates of the Company
      Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers and between the Company and Parent and Purchaser are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”), that is attached as Annex I to this Statement and incorporated in this Statement by reference. Except as described in this Statement (including in the Exhibits to this Statement) or in the Information Statement or as incorporated in this Statement by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

Stockholder Support Agreement
      Parent and Purchaser and each of Richard Ford, Harvey Jewett, Bryan Lawrence, Thomas Patton, Mary Ann Van Lokeren, J. Hord Armstrong, III, Martin Wilson, Thomas Hilton, Richard Keffer, Ed Petrella and Brian Landry (each is referred to as a “Supporting Stockholder”) entered into a Stockholder Support Agreement dated July 8, 2005 (the “Support Agreement”). The Supporting Stockholders constitute all of the Company’s executive officers and all of its directors, other than one director who is an officer of the Company’s financial advisor. The Supporting Stockholders hold 1,192,316 of the shares of Company Common Stock, together with options to acquire an additional 1,072,366 shares of Company Common Stock. Pursuant to the terms of this agreement, each of the Supporting Stockholders agreed to (i) tender the Shares owned by such Supporting Stockholder pursuant to the Offer, (ii) not to otherwise transfer such Shares; (iii) grant an irrevocable proxy to Parent to vote such Shares in favor of the Merger and against any action that would impede the Merger, and (iv) cease and cause to be terminated any activities related to a proposal that competes with the Offer. The summary of the Support Agreement contained in the Schedule TO filed by the Parent on July 22, 2005 is incorporated herein by reference.

Interests of Certain Persons.
      Four of the Company’s executive officers, J. Hord Armstrong, III, Chairman of the Board, Chief Executive Officer and Treasurer, Martin D. Wilson, President and Chief Operating Officer, Thomas S. Hilton, Senior Vice President and Chief Financial Officer, and Edward G. Petrella, Senior Vice President of Sales and Business Development, may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as holders of Shares generally. Under terms of employment agreements entered into between the Company and these executive officers between 2000 and 2002, consummation of the Offer will constitute a change in control of the Company for purposes of determining whether certain benefits are due to these executive officers. These benefits are described under “Employment Agreements with Named Executive Officers” in the Information Statement which is attached hereto as Annex I and incorporated herein by reference. One member of the Company Board, Louis B. Susman, is an officer of the Company’s financial adviser, which will receive certain fees and expenses for its financial advisory services as described in “Opinion of Financial Adviser.” The Company Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement.

Stock Options
      The Merger Agreement provides that, as of the Effective Time (as defined in the Merger Agreement), the Company shall (i) terminate the Company’s Amended and Restated 2001 Long Term Incentive Plan, its 1992 Long Term Incentive Plan and its 1993 Stock Option Plan, each as amended through the date of the Merger Agreement (collectively, the “Company Stock Plans”), and (ii) cancel, at the Effective Time, each outstanding option to purchase Shares granted under the Company Stock Plans or otherwise (each, a “Company Stock Option”) that is outstanding and unexercised as of such date. Each holder of a Company Stock Option that is outstanding and unexercised at the Effective Time (whether or not such option has vested) shall be entitled to receive from the Surviving Corporation immediately after the Effective Time, in exchange for the cancellation of such Company Stock Option, an amount in cash equal to the excess, if any, of (x) $14.50 over (y) the per share exercise price of such Company Stock Option, multiplied by the number of Shares subject to such Company Stock Option as of the Effective Time. Any such payment shall be subject to all applicable federal, state and local tax withholding requirements. The Company shall take all necessary action to effect the treatment of the Company Stock Plans and Company Stock Options as provided in the Merger Agreement, including obtaining all necessary consents.

Indemnification.
      Article VII of the Company’s bylaws requires that the Company indemnify, to the fullest extent authorized by the Delaware General Corporation Law (the “DGCL”), each of its directors, officers, employees and agents in connection with any proceeding arising by reason of the fact that such person is or was a director, officer, employee or agent of the Company.
      Article Eighth of the Company’s certificate of incorporation further limits the personal liability of the directors of the Company to the fullest extent permitted by the DGCL, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. Article Eighth further provides that the Company shall indemnify to the fullest extent authorized by the DGCL any director or officer of the Company or any person serving at the request of the Company as a director, officer, employee or agent of another corporation or entity against any expenses, liabilities and losses reasonably incurred or suffered by such indemnity in connection with any proceeding arising by reason of the fact that such person is or was a director, officer, employee or agent of the Company.
      The Merger Agreement provides that until six years after the Effective Time, unless otherwise required by law, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to the elimination of liability of directors and the indemnification of directors and officers than are set forth in the certificate of incorporation and bylaws of the Company, as in effect on the date of the Merger Agreement.
      The Merger Agreement further provides that, from and after the Effective Time, Parent and the Company shall indemnify and hold harmless, to the fullest extent permitted by law, each director or officer of the Company or any of its subsidiaries (the “Indemnified Parties”) against any losses, claims, damages, liabilities, costs, expenses (including advances of reasonable attorney’s fees and expenses prior to the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Parent; provided, however, that: (1) Parent shall have the right to assume the defense thereof and upon such assumption Parent shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party, except in certain instances; (2) Parent shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed); and (3) Parent shall have no obligation pursuant to the Merger Agreement to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated by the Merger Agreement is prohibited by applicable law. Parent’s agreement to provide the indemnification contemplated by the Merger Agreement is in no way intended to expand the scope of the indemnification obligations beyond that which a corporation would be permitted to provide to its own officers or directors under Delaware Law. The foregoing description of the indemnification provided to the directors and officers of the Company pursuant to the Merger Agreement is qualified by reference to the complete text of Section 7.06 of the Merger Agreement which is incorporated by reference herein in its entirety. The Merger Agreement has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
      The Merger Agreement further provides that Parent will maintain in effect, during the six-year period commencing as of the Effective Time, a policy of directors’ and officers’ liability insurance covering the officers and directors of the Company on the date of the Merger Agreement with respect to acts or omissions occurring prior to the Effective Time providing coverage and containing terms no less advantageous than the coverage and terms of the Company’s existing policy of directors’ and officers’ liability insurance. Parent shall not be required to pay a per annum premium in excess of 300% of the existing premiums presently paid by the Company (it being understood that, if the premium required to be paid by Parent would exceed such amount, the coverage of such policy shall be reduced to the maximum amount that may be obtained for a per annum premium of such amount). However, the Surviving Corporation may purchase a “tail” policy under the Company’s existing directors’ and officers’ insurance policy that (i) has an effective term of six years from the Effective Time, (ii) covers those persons who are officers and directors of the Company on the date of the Merger Agreement, for actions and omissions occurring on or prior to the Effective Time and (iii) contains terms and conditions (including without limitation coverage amounts) that are at least as favorable in the aggregate as the terms and conditions of the Company’s directors’ and officers’ insurance policy in effect on July 8, 2005.

(b)	Arrangements with Parent, Purchaser or their Affiliates.
      Confidentiality Agreement. By a letter agreement dated March 24, 2005, the Company and Parent agreed to restrictions concerning use of “Evaluation Materials” (as defined therein) provided by the Company to Parent. Parent agreed (i) to keep the Evaluation Materials confidential and (ii) not to use the Evaluation Materials for any purpose other than to evaluate a possible acquisition transaction with the Company. This confidentiality letter agreement is attached hereto as Exhibit (e)(3) and incorporated herein by reference.
      Expression of Interest. On April 18, 2005, the Parent submitted to the Company a non-binding expression of interest in acquiring the Company. On April 22, 2005, the Company agreed that until May 20, 2005, which period was subsequently extended to June 3, 2005, (i) neither the capital stock nor the assets of the Company would be sold or placed on the market for sale to a party other than Parent, and (ii) it would not solicit, encourage or respond to inquiries, discussions or proposals for or provide any person or entity with information relating to the sale of the capital stock or assets of the Company.
      The Merger Agreement. The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1), and is incorporated herein by reference.
      The Offer. The Merger Agreement provides for the making of the Offer. Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the other conditions described in “Certain Conditions of the Offer” below. The Merger Agreement provides that each Stockholder who tenders Shares in the Offer will receive $14.50 for each Share tendered, net to the Stockholder in cash, without interest and less any required withholding taxes. Purchaser has agreed that, without the prior written consent of the Company, it will not:

•	decrease the Offer Price to be paid in the Offer;

•	decrease the number of Shares sought in the Offer;

•	impose conditions to the Offer other than the conditions described in “Certain Conditions of the Offer” below; or

•	amend any other term of the Offer in any manner adverse to the Stockholders.
      Extensions of the Offer. The Merger Agreement permits Purchaser to extend the Offer from time to time with Company’s prior written consent. In addition, The Merger Agreement permits Purchaser to extend the Offer from time to time, without Company’s consent if, on the initial scheduled Expiration Date or any subsequent Expiration Date, any condition to the Offer has not been satisfied or waived or if required by the Commission. The term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, August 18, 2005. The Merger Agreement requires Purchaser to extend the Offer from time to time, beyond the scheduled Expiration Date or any subsequent extended Expiration Date if, at any such Expiration Date, the sole condition or conditions to the Offer that have not been satisfied or waived are (1) the Antitrust Condition and/or (2) the Inventory Verification Condition. Notwithstanding the foregoing, Purchaser is not required under the terms of the Merger Agreement to extend the Offer beyond the Outside Date.
      The Merger Agreement obligates Purchaser to accept for payment, as soon as practicable after Purchaser is legally permitted to do so under applicable law, and to pay for all Shares validly tendered (and not withdrawn) in the Offer promptly following acceptance of the Shares for payment.
      Subsequent Offering Period. The Merger Agreement permits Purchaser, in its sole discretion, to provide for, in compliance with applicable law, subsequent offering periods.
      Directors. The Merger Agreement provides that after completion of the Offer, Parent and Purchaser will be entitled to designate the number of directors to the Company Board equivalent to the percentage of total outstanding shares accepted for payment in the Offer. Company is required under the Merger Agreement to take all actions necessary to cause such designees to be elected or appointed to the Company Board. Subject to applicable law and applicable stock exchange regulations, Company will also cause individuals designated by Parent and Purchaser to have appropriate representation on each committee of the Company Board and the Board of Directors of each subsidiary of the Company (and each committee thereof). The Merger Agreement further provides that at least three of the directors of the Company not designated by Parent and Purchaser shall remain a director of the Company until the Effective Time.
      Following the election or appointment of Parent’s and Purchaser’s designees to the Company Board and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Parent and Purchaser will be required to authorize:

•	any amendment or termination of the Merger Agreement;

•	any exercise or waiver of any of the Company’s rights or remedies under the Merger Agreement;

•	any extension of the time for performance of Parent’s and Purchaser’s respective obligations under the Merger Agreement;

•	any action by the Company Board under or in connection with the Merger Agreement;

•	any amendment to the Certificate of Incorporation or Bylaws of the Company; or

•	any other action by Company which could adversely affect the interests of the Company Stockholders (other than Parent, Purchaser and their affiliates (other than the Company and its subsidiaries)), with respect to the transactions contemplated by the Merger Agreement.
      The Merger. The Merger Agreement provides that at the Effective Time, Purchaser will be merged with and into Company in accordance with the DGCL. At that time, the separate existence of Purchaser will cease, and Company will be the Surviving Corporation.
      The Merger will become effective at the time a certificate of merger is filed with the Delaware Secretary of State. We expect to complete the Merger in late summer or early fall 2005, however we cannot assure you when, or if, all the conditions to completion of the Merger will be satisfied or waived. See “Conditions of the Merger” below.
      Under the terms of the Merger Agreement, at the Effective Time, each Share then outstanding will be converted into the right to receive a cash amount equal to the Offer Price paid in the Offer, without interest. Notwithstanding the foregoing, the merger consideration will not be payable in respect of (a) Shares held by Company or any of its subsidiaries, (b) Shares held by Parent or any of its subsidiaries, which will be cancelled upon the closing of the Merger, and (c) Shares as to which appraisal rights have been properly exercised.
      Stock Options. The Merger Agreement provides that, to the extent outstanding and not exercised, at the Effective Time, each Company Stock Option will be cancelled and, in consideration of such cancellation, each holder of a Company Stock Option will receive a payment (subject to any withholding tax) in cash (the “Option Payment”) in an amount equal to the product of (i) the excess, if any, of the Offer Price paid in the Offer over the per Share exercise price of such Company Stock Option and (ii) the number of shares of Common Stock subject to such Company Stock Option. As a result, any Company Stock Option with a per Share exercise price equal to or in excess of $14.50 (or such higher price as is paid in the Offer) will be cancelled without payment. To the extent necessary or required under the terms of any plan or arrangement of the Company or pursuant to the terms of any Company Stock Option, Company will take all necessary action to obtain a signed consent of each holder of Company Stock Options to the treatment of such Company Stock Options as described above.
      Certificate of Incorporation and Bylaws. The Merger Agreement provides that at the Effective Time, the certificate of incorporation and bylaws of Purchaser will become the certificate of incorporation and bylaws of the Surviving Corporation, except that the name of the surviving corporation shall remain D & K Healthcare Resources, Inc.
      Representations and Warranties. Pursuant to the Merger Agreement, Company has made customary representations and warranties to Parent and Purchaser, including representations relating to:

•	due organization, power and standing, and other corporate matters of the Company and its subsidiaries;

•	the Certificate of Incorporation and Bylaws of the Company and its subsidiaries;

•	Company’s capitalization;

•	authorization, execution, delivery and enforceability of the Merger Agreement and other documents;

•	conflicts or violations under charter documents, contracts and instruments of law, and required consents and approvals;

•	compliance with laws;

•	reports filed with the Commission, the accuracy of the information in those documents and compliance with the Sarbanes-Oxley Act of 2002;

•	conduct of business consistent with past practice and the absence of a “Material Adverse Effect” and certain other changes or events concerning Company and its subsidiaries since June 30, 2004;

•	pending or threatened litigation;

•	employment and employee benefit plans and arrangements;

•	accuracy of information supplied in connection with documents filed with the Commission in connection with the Merger;

•	real property and other material tangible properties and assets;

•	taxes;

•	environmental matters;

•	the Rights Agreement;

•	contracts;

•	insurance matters;

•	brokerage or finders’ fees, and other fees with respect to the Merger;

•	intellectual property;

•	accounting matters;

•	accounts receivable;

•	inventory matters;

•	healthcare regulatory and Food and Drug Administration compliance;

•	secondary markets; and

•	customers.
      Pursuant to the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Company, including representations relating to:

•	due organization, power and standing, and other corporate matters of the Company and its subsidiaries;

•	authorization, execution, delivery and enforceability of the Merger Agreement and other documents;

•	conflicts or violations under charter documents, contracts and instruments of law, and required consents and approvals;

•	sufficient capital resources;

•	accuracy of information supplied in connection with documents filed with the Commission in connection with the Merger;

•	brokerage or finders’ fees, and other fees with respect to the Merger;

•	pending or threatened litigation; and

•	no ownership of the Company Common Stock.
      The representations and warranties the parties made to each other contained in the Merger Agreement are made as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between Parent and Company and may be subject to important qualifications and limitations agreed by the parties in connection with negotiating its terms. Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality different from those generally applicable to shareholders or were used for the purpose of allocating risk between the parties rather than establishing matters as facts. For the foregoing reasons, the representations and warranties should not be relied upon as statements of factual information.
      For purposes of the Merger Agreement, the term “Material Adverse Effect” means, with respect to Company, a material adverse effect on the business, operations, condition (financial or otherwise) or results of operations of the Company and its subsidiaries, taken as a whole; except, in each case, for any such event, circumstance, change or effect resulting from (i) the loss by Company and/or its subsidiaries of certain identified customers as a result of the Company’s failure to obtain consents under the change of control provisions contained in such customers’ contracts with Company, (ii) any seasonal reduction in the revenues or earnings of the Company that is of a magnitude consistent with prior periods, (iii) changes in United States economic, financial market, political or regulatory conditions generally, (iv) changes in the wholesale drug distribution industry, which do not disproportionately affect Company as compared to others in the industry in any material respect, (v) the loss by Company and/or its subsidiaries of any customers or employees primarily as a result of (A) any public announcement by Parent or Company (which, in the case of the Company, is made in accordance with the requirements of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement) or (B) any public announcement by Parent of its intentions with respect to the future conduct of the business of the Company and its subsidiaries after consummation of the Offer and the Merger, provided that, in case either (A) or (B) above applies, (1) there has been no loss by Company and/or its subsidiaries of any customers or employees primarily as a result of (x) misfeasance or malfeasance by Company, its subsidiaries or any of their respective officers, directors or employees, (y) pricing action by Company and/or any of its subsidiary disproportionate to general industry pricing or (z) Company and its subsidiaries having an Adjusted Service Level (as defined in the Merger Agreement) of ninety-two percent (92%) or less and (2) such loss or losses in the case of this proviso, individually or in the aggregate, would reasonably be expected to materially and adversely affect the business, operations, condition financial or otherwise or results of operations of the Company and its subsidiaries, taken as a whole, (vi) any actions taken, or failures to take action, or such other effects, changes or occurrences to which Parent has separately consented in writing or (vii) terrorist activities, war or armed hostilities if the effect thereof would reasonably be expected to be transitory.
      Conduct of the Company. The Merger Agreement provides that, except as Parent shall otherwise consent in writing, Company will, and will cause each of its subsidiaries to:
      a. use commercially reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective officers, employees and consultants and preserve their current relationships with customers, suppliers and other persons having significant business dealings with them;
      b. conduct their respective operations according to their ordinary course of business consistent with past practice which would not require the approval of the board;
      c. not (i) amend their respective certificates of incorporation or bylaws or comparable governing instruments or (ii) amend the Rights Agreement or take any action with respect to the Rights Agreement, including, without limitation, redemption of the rights issued pursuant to the Rights Agreement;
      d. not issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of any class of capital stock of Company or any of its subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of the Company or any of its subsidiaries, or (ii) any assets of the Company or any of its subsidiaries, except in the ordinary course of business and in a manner consistent with past practice;
      e. not declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of their respective capital stock except for cash dividends paid in amounts and at times consistent with past practice;
      f. not reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of their respective capital stock;
      g. not (i) acquire any corporation, partnership, other business organization or any division thereof, any real property or any material amount of assets; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business and consistent with past practice; (iii) enter into, amend, modify or terminate any derivative, swap or hedging arrangement or contract; (iv) enter into any contract or agreement other than in the ordinary course of business and consistent with past practice; (v) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of $250,000 or capital expenditures which are, in the aggregate, in excess of $1,000,000 for Company and its subsidiaries taken as a whole; or (vi) enter into, amend or modify any such contract, commitment or arrangement, subject to certain exceptions in the ordinary course of business consistent with past practice;
      h. not hire or terminate any employee except in the ordinary course of business consistent with past practice or increase the salary, bonus or other compensation payable or to become payable or the benefits provided to their respective current or former directors, officers, other employees or consultants, except for increases in the ordinary course of business and consistent with past practice in salaries or wages of employees of the Company or any of its subsidiaries who are not directors or officers of the Company, or grant or increase any bonus, incentive compensation, retention payments, severance change-in-control or termination pay to, or enter into, amend or modify any employment, consulting, change-in-control or severance agreement with, any current or former director, officer, other employee or consultant of the Company or of any of its subsidiaries, or establish, adopt, enter into, amend or modify, except as required by law, any collective bargaining or other contract with a labor union, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, change-in-control, severance or other plan, program, agreement, trust, fund, policy or arrangement for the benefit of any current or former director, officer, other employee or consultant;
      i. not take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures, except as required by GAAP as advised by Company’s regular independent public accountants;
      j. not make any tax election or settle or compromise any material United States federal, state or local income tax liability;
      k. not enter into, amend, modify or consent to the termination of any material contract, or amend, waive, modify or consent to the termination of the Company’s or any of its subsidiaries’ rights thereunder, other than in the ordinary course of business and consistent with past practice;
      l. not settle, compromise or make any payment with respect to any material action, other than in the ordinary course of business consistent with past practice;
      m. not enter into, amend or modify any contract with any officer or director of the Company or any stockholder of the Company holding five percent or more of the Company’s outstanding Shares;
      n. not take any action that would reasonably be expected to cause any of the Company’s representations and warranties contained in the Merger Agreement that are qualified as to materiality or Material Adverse Effect to not be true and correct in any respect or any such representation or warranty that is not so qualified to not be true and correct in any material respect;
      o. not authorize any of, or announce an intention to, commit or agree to take any of, the foregoing actions; and
      p. promptly notify Parent of (a) the occurrence, or non-occurrence, of any event which reasonably would reasonably be expected to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect and (b) any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant or agreement required to be complied with or satisfied by it under the Merger Agreement.
      Company Stockholder Meeting. If Stockholder approval of the Merger is required under applicable law, Company has agreed in the Merger Agreement to (a) hold a meeting of Stockholders as promptly as practicable after completion of the Offer for the purpose of considering and voting on the adoption of the Merger Agreement and (b) take all lawful action to solicit the approval of its Stockholders in favor of adoption of the Merger Agreement. Parent and Purchaser have agreed to vote all Shares held by Parent and Purchaser after completion of the Offer in favor of the Merger Agreement and Merger.

      Acquisition Proposals. From the date of the Merger Agreement until the Effective Time, Company has agreed that it will not, and will not permit or authorize any of its subsidiaries or their respective officers, directors or representatives to:

•	solicit, initiate or encourage, or take any other action designed to facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal (as defined herein);

•	participate in any discussions or negotiations regarding, or provide any nonpublic information or data to any person relating to, any Acquisition Proposal; or

•	make or authorize any statement, recommendation or solicitation in support of, or execute or enter into, or propose to execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to, any Acquisition Proposal.
      “Acquisition Proposal” means (i) any proposal or offer from any person relating to any direct or indirect acquisition of (A) all or a substantial part of the assets of the Company or of any of its subsidiaries or (B) over fifteen percent of any class of equity securities of the Company or any of its subsidiaries; (ii) any tender offer or exchange offer that, if completed, would result in any person beneficially owning fifteen percent or more of any class of equity securities of the Company or any of its subsidiaries; or (iii) any merger, consolidation, business combination, sale of all or a substantial part of the assets, recapitalization, liquidation, dissolution or similar transaction involving Company or any of its subsidiaries, other than the Merger.
      Notwithstanding the foregoing, prior to consummation of the Offer, the Company Board may engage in discussions or negotiations with, or provide confidential information to, any person in response to an unsolicited, bona fide, written Acquisition Proposal first made by such person after the date of the Merger Agreement that did not result from a breach of the non-solicitation provisions of the Merger Agreement which the Company Board concludes in good faith (after consultation with outside counsel and its financial advisor) constitutes or would reasonably be expected to lead to a Superior Proposal only:
      (1) if and to the extent the Company Board reasonably determines in good faith (after consultation with outside legal counsel) that it is required to do so in order to comply with its fiduciary duties under applicable law,
      (2) prior to furnishing nonpublic information to, or entering into discussions or negotiations with such person, Company enters into a confidentiality agreement with such person that is no less restrictive to such person than the confidentiality agreement between Parent and Company and
      (3) Company complies with the non-solicitation provisions of the Merger Agreement.
      “Superior Proposal” means a bona fide, written Acquisition Proposal involving Company (and except that references fifteen percent of any class of equity securities in the definition of “Acquisition Proposal” above are deemed to be references to a majority of the equity securities) which the Company Board determines in good faith, after consultation with its financial and legal advisors, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal,

(i) is more favorable to the Stockholders of the Company from a financial point of view than the transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such proposal) and

(ii) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably likely of being completed on the terms proposed on a timely basis.
      The Merger Agreement requires Company to promptly give notice to Parent of each inquiry, offer, proposal or request for nonpublic information received by Company with respect to any Acquisition Proposal, such notice to include the identity of the person making the Acquisition Proposal, inquiry or request and a written summary of the materials terms thereof, including a copy thereof and any related documentation and correspondence. Company is also required to notify Parent as promptly as practicable and at least 24 hours prior to (1) any meeting of the Company Board called to consider any Acquisition Proposal or such inquiry and (2) entering into discussions with or providing non-public information to any person. In addition, Company must inform Parent of all material developments with respect to the status and the terms, substantive discussions or negotiations with respect to an Acquisition Proposal, including by delivering a copy of all documentation and correspondence relating thereto.
      Company Board Recommendation. The Merger Agreement provides that the Company Board will recommend the Offer and the Merger, and may not (i) amend, modify or withdraw its approval or recommendation of the Offer or (ii) approve, enter into or recommend the approval or acceptance of a Superior Proposal unless, prior to completion of the Offer, the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel, that failure to do so would result in a reasonable likelihood of a breach of the fiduciary duties of the Board under applicable law. The Merger Agreement, however, does permit the Company Board to make any disclosure to its Stockholders that is required by applicable law.
      Filings; Other Actions. The Merger Agreement provides that Company Parent and Purchaser will:

a. promptly make their respective regulatory filings and thereafter make any other required submissions under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and applicable foreign antitrust laws and regulations with respect to the Offer and the Merger; and

b. use commercially reasonable efforts to obtain all consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with Company and its subsidiaries as are necessary for the consummation of the transactions contemplated hereby, including the Offer and the Merger.
      Indemnification of Directors and Officers. The Merger Agreement provides that until six (6) years from the Effective Time, unless otherwise required by law, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to the elimination of liability of directors and the indemnification of directors, officers than are set forth in the certificate of incorporation and bylaws of the Company, as in effect on the date of the Merger Agreement.
      The Merger Agreement further provides that, from and after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company or any of its subsidiaries (collectively, the “Indemnified Parties”) against all losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement in connection with, any threatened or actual claim, action, suit, proceeding or investigation (a “Claim”), based in whole or in part on or arising in whole or in part out of the fact that the Indemnified Party (or the person controlled by the Indemnified Party) is or was a director or officer of the Company or any of its subsidiaries or pertaining to any matter arising out of the Merger Agreement or any of the transactions contemplated by the Merger Agreement, whether asserted or claimed prior to, at or after the Effective Time, in each case to the fullest extent permitted under law. Without limiting the foregoing, the Merger Agreement provides that in the event any such Claim is brought against any of the Indemnified Parties, (i) such Indemnified Parties may retain counsel (including necessary local counsel) satisfactory to them and which shall be reasonably satisfactory to Parent and Parent shall pay the reasonable fees and expenses of such counsel for such Indemnified Parties; and (ii) Parent and the Surviving Corporation shall their best efforts to assist in the defense of any such Claim; provided that Parent will not be liable for any settlement effected without its prior written consent, such consent not be unreasonably withheld or delayed.
      The Merger Agreement further provides that, Parent will maintain in effect, during the six year period commencing as of the Effective Time, a policy of directors’ and officers’ liability insurance for the benefit of the persons serving as officers and directors of the Company on the date of the Merger Agreement with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such providing coverage and containing terms no less advantageous than the coverage and terms of the Company’s existing policy of directors’ and officers’ liability insurance; provided, however, that Parent shall not be required to pay a per annum premium in excess of an agreed upon amount.
      Further Action. The Merger Agreement provides that, subject to applicable law, each of the parties will use its reasonable efforts to take all actions reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement.
      Conditions of the Offer. Notwithstanding any other terms of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless prior to the Expiration Date (i) the Minimum Condition shall have been satisfied and (ii) the Antitrust Condition shall have been satisfied and (iii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date, none of the following conditions exists:

(a) any Governmental Entity (as defined in the Merger Agreement) shall have instituted a legal action or investigation: (i) challenging or seeking to make illegal, materially delay, or otherwise, directly or indirectly, restrain or prohibit or make materially more costly, the making of the Offer, the acceptance for payment of any Shares, the purchase of Shares or the consummation of any other transaction contemplated by the Merger Agreement, or seeking to obtain material damages in connection with any transaction contemplated by the Merger Agreement; (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their subsidiaries of all or any of their or their subsidiaries’ material business or assets, or to compel the Company, Parent or any of their subsidiaries to dispose of or to hold separate all or any portion of their or their subsidiaries’ material business or assets; (iii) seeking to impose or confirm any limitation on the ability of Parent, Purchaser or any other affiliate of Parent to exercise effectively full rights of ownership of any Shares; (iv) seeking to require Parent, Purchaser or any other affiliate of Parent to divest of any Shares; or (v) which, individually or in the aggregate, otherwise would reasonably be expected to prevent or materially delay consummation of the Offer or the Merger or otherwise would reasonably be expected to prevent or materially delay the Company from performing its obligations under the Merger Agreement or would reasonably be expected to have a Material Adverse Effect;

(b) any court, arbitral tribunal or Governmental Entity shall have issued a final and non-appealable order, decree, injunction or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or materially delaying or preventing the transactions contemplated by the Merger Agreement;

(c) there shall have been any statute, rule, regulation, legislation or interpretation enacted, promulgated, amended or issued applicable to (i) Parent, the Company or any of their subsidiaries or affiliates or (ii) any transaction contemplated by the Merger Agreement, by any United States or other governmental authority with appropriate jurisdiction, other than the routine application of the waiting period provisions of the HSR Act to the Offer or the Merger, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(d) any Material Adverse Effect, or any occurrence, circumstance or event that is reasonably likely to result in a Material Adverse Effect, shall have occurred;

(e) the occurrence of (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (ii) any limitation (whether or not mandatory) by any United States Governmental Entity on the extension of credit generally by banks or other financial institutions, or (iii) in the case of either of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(f) any representation or warranty of the Company in the Merger Agreement that is qualified as to materiality or Material Adverse Effect shall not be true and correct in any respect or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, in each case as if such representation or warranty was made as of such time on or after the date of the Merger Agreement;

(g) the Company shall have failed to perform, in any material respect, any of its obligations or to comply, in any material respect, with any of its agreements or covenants under the Merger Agreement, and, if such failure is capable of cure within thirty (30) days, shall not have cured any such failure within thirty (30) days after receipt of notice of such failure from Parent;

(h) the Company Board or any committee thereof shall have (i) withdrawn, or modified or changed in a manner adverse to the transactions contemplated by the Merger Agreement, to Parent or to Purchaser (including by amendment of the Schedule 14D-9), its recommendation of the Offer, the Merger Agreement, or the Merger, (ii) recommended any Acquisition Proposal, (iii) taken a neutral position or made no recommendation with respect to another proposal or offer (other than by Parent or Purchaser) after a reasonable amount of time (and in no event more than ten (10) business days following receipt thereof) has elapsed for the Company Board or any committee thereof to review and make a recommendation with respect thereto or (iv) resolved to do any of the foregoing;

(i) Purchaser shall not have received a certificate executed by the Company’s President or a Vice President of the Company, dated as of the scheduled expiration of the Offer, to the effect that the conditions set forth in paragraphs (f), (g), (i), and (l) have not occurred;

(j) the Merger Agreement shall have been terminated in accordance with its terms;

(k) Purchaser and the Company shall have agreed in writing that Purchaser shall terminate the Offer or postpone the acceptance for payment of Shares thereunder; or

(l) the useable and saleable (and not expired or short-dated) inventories of the 80% Items (certain pharmaceutical products as further defined in the Merger Agreement) of the Company and its subsidiaries, taken as a whole, as determined by Parent after physical inspection thereof and valued in accordance with GAAP consistently applied with the past practices of the Company, have a realizable value (net of reserves) more than five percent (5%) less than the carrying value of the inventories of the 80% Items of the Company and its subsidiaries, taken as whole, reflected on the consolidated balance sheet of the Company and its subsidiaries dated as of the date of such physical inspection of the inventory, and, in the event of a dispute between Parent and the Company with respect to such valuation, the independent accounting firm selected to resolve the dispute shall not have determined within thirty (30) calendar days (the “Dispute Resolution Period”) after its acceptance of its selection, that this condition has been satisfied.

      The above conditions are for the benefit of Parent and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time in their reasonable discretion. The failure by Parent and Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.
      Conditions of the Merger. The obligations of each party to complete the Merger are subject to the satisfaction of the following conditions:

a. if required by Delaware law, approval and adoption by the Stockholders of the Merger Agreement and the Merger;

b. the expiration or termination of any waiting period applicable to the consummation of the Merger under the HSR Act;

c. the absence of any injunction or other order or decree by any governmental authority prohibiting or preventing the consummation of the Merger or materially changing the terms or conditions of the Merger Agreement; and

d. the purchase of Shares pursuant to the Offer.
      Termination. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the Stockholders):

a. by mutual written consent of each of Parent, Purchaser and Company,

b. by Parent, Purchaser or Company, if:

i. the Effective Time has not occurred on or before January 8, 2006 (the “Outside Date”); provided that, that no party to the Merger Agreement may terminate the Merger Agreement if its own failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date; or

ii. a court of competent jurisdiction or a governmental authority has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger, and such order, decree, ruling or other action has become final and nonappealable.

c. by Parent, if due to an occurrence or circumstance that would result in a failure to satisfy any condition to the obligations of Purchaser to accept for payment any Shares tendered pursuant to the Offer, Purchaser has:

i. failed to commence the Offer within ten business days following the date of the Merger Agreement;

ii. terminated the Offer, or the Offer has expired in accordance with its terms, in each case, without Purchaser having accepted any Shares for payment thereunder; or

iii. failed to accept Shares for payment pursuant to the Offer within 90 days following the commencement of the Offer,

except where such action or inaction has been caused by or resulted from the failure of Parent or Purchaser to perform its covenants or agreements under the Merger Agreement, or the material breach by Parent or Purchaser of any of its representations or warranties under the Merger Agreement.

d. by Parent if, prior to the purchase of Shares pursuant to the Offer:

i. the Company Board has failed to include in the Schedule 14D-9 or the proxy statement to be delivered to Company Stockholders in connection with the Merger, if required, its approval or recommendation of the Merger Agreement, the Offer or the Merger;

ii. the Company Board or any committee thereof has withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Merger Agreement, the Offer or the Merger;

iii. Company has exercised a right with respect to a Superior Proposal and continues discussions with any third party concerning a Superior Proposal for more than ten days after the date of receipt of such Superior Proposal;

iv. an Acquisition Proposal that is publicly disclosed shall have been commenced, publicly proposed or communicated to Company which contains a proposal as to price and Company has not rejected such proposal within ten business days of its receipt;

v. any person other than Parent or Purchaser becomes the beneficial owner of more than 15% of the Shares and shall have become an “Acquiring Person” as defined in the Rights Agreement;

vi. Company has recommended or approved any Acquisition Proposal;

vii. Company has breached any of its obligations to not solicit inquiries or proposals from third persons under the Merger Agreement which results in such third person making an Acquisition Proposal;

viii. Company has materially breached its obligations under the Merger Agreement by reason of a failure to file the Schedule 14D-9; and

ix. the Company Board has resolved to do any of the foregoing.

e. By Company, upon approval by the Company Board, if Purchaser has:

i. failed to commence the Offer within ten business days following the date of the Merger Agreement;

ii. terminated the Offer, or the Offer has expired in accordance with its terms, in each case, without Purchaser having accepted any Shares for payment thereunder; or

iii. failed to accept Shares for payment pursuant to the Offer within 90 days following the commencement of the Offer,

except where such action or inaction has been caused by or resulted from the failure of the Company to perform its covenants or agreements under the Merger Agreement, or the material breach by Company of any of its representations or warranties under the Merger Agreement.

f. By Company, upon approval by the Company Board, if prior to the purchase of any Shares pursuant to the Offer, the Company Board determines in good faith that failure to do so would result in a reasonable likelihood of a breach of its fiduciary duties under applicable law, after consultation with outside legal counsel, in order to enter into a definitive written agreement with respect to a Superior Proposal, provided that Company has not breached any of its obligations to not solicit inquiries or proposals from third persons under the Merger Agreement and has made full payment of the termination fee as described immediately below.
      Termination Fees. Company has agreed in the Merger Agreement to pay Parent a fee in immediately available funds equal to $10,210,000, if:

a. any person has commenced, publicly proposed or communicated to Company an Acquisition Proposal that is publicly disclosed or any person has publicly disclosed or communicated to Company an intention to make an Acquisition Proposal and

i. the Offer has remained open for at least 20 business days;

ii. less than a majority of the Shares have been validly tendered and not withdrawn in the Offer;

iii. the Merger Agreement is terminated pursuant to clauses (b) or (c) under “Termination” above; and

iv. Company enters into an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, in each case, within 12 months after termination of the Merger Agreement;

b. the Merger Agreement is terminated pursuant to clauses (i), (ii), (iii), (v), (vi) or (viii) of clause (d) under “Termination” above; or

c. the Merger Agreement is terminated:

i. pursuant to clauses (iv), (vii) or (ix) of clause (d) under “Termination” above; and

ii. Company enters into an agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated, in each case, within 12 months after termination of the Merger Agreement.
      Amendments; No Waivers. The Merger Agreement may be amended or waived prior to the Effective Time if in writing and signed, in the case of an amendment, by each party, or in the case of a waiver, by the party against whom the waiver is to be effective. After the Stockholders approve the Merger Agreement, however, no amendment to the Merger Agreement will be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger.
      Fees and Expenses. Except as provided in “Termination Fees” above, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such costs and expenses.
      Agreements between Parent and Pharmaceutical Buyers, Inc. The Company has a wholly owned subsidiary, Pharmaceutical Buyers, Inc. (“PBI”), that is a group purchasing organization. PBI routinely enters into supply agreements with all of the national drug wholesale distribution companies, including supply agreements with McKesson Health Systems, a division of Parent, and McKesson Medical — Surgical Minnesota Supply, Inc., a Subsidiary of Parent. PBI’s members obtain the benefit of PBI’s negotiated contracts with all of the national drug wholesale distribution companies, including Parent, pursuant to these agreements.

Item 4.	The Solicitation or Recommendation.
      Recommendation of the Company’s Board of Directors. At a meeting held on July 8, 2005, the Company Board by unanimous vote of all directors with one director, who is an officer of the Company’s financial advisor, abstaining, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders.
      The Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares in the Offer.
      A letter to the stockholders communicating the Company Board’s recommendation and a press release announcing the commencement of the Offer are filed herewith as Exhibits (a)(2) and (a)(5)(C), respectively, to this statement and are incorporated by reference herein.
      Background. In a meeting held in the summer of 2004, J. Hord Armstrong, III, the Company’s Chairman of the Board and Chief Executive Officer and Martin D. Wilson, the Company’s President and Chief Operating Officer met with the Chief Executive Officer of another entity (“Company X”) who expressed an interest in an acquisition transaction with the Company. The parties held further meetings in September of 2004 and January of 2005. At the January meeting, Company X informed Messrs. Armstrong and Wilson that it would consider an acquisition transaction with the Company at a 50% premium to the closing sale price of the Company Common Stock on January 28, 2005. The proposal was subject to due diligence and other conditions.
      In January of 2005, the Company retained the services of Citigroup Global Markets Inc. (“Citigroup”) as its financial adviser.
      In late February of 2005, Paul Julian, Executive Vice President and Group President of Parent phoned Mr. Wilson and informed him that Parent had a potential interest in acquiring the Company. Mr. Wilson replied that he would broach the idea with Mr. Armstrong and facilitate a meeting with Mr. Armstrong and a representative of Parent.

      On March 9, 2005, Messrs. Armstrong and Wilson met with the Chairman and Chief Executive Officer of a third entity (“Company Y”) who orally proposed an acquisition transaction with the Company. The proposal was subject to due diligence and other conditions. Company Y also required exclusive negotiating rights. In a subsequent telephone call, the President of Company Y informed Mr. Armstrong that Company Y had retained a financial adviser, that it was currently involved in another transaction, and that it would not pursue a transaction with the Company unless the Company agreed to a negotiated transaction and exclusive negotiating rights.
      On March 17, 2005, Mr. Armstrong telephoned the Chief Executive Officer of Company X, who informed Mr. Armstrong that Company X was not currently interested in pursuing a transaction with the Company.
      On March 24, 2005, Messrs. Armstrong and Wilson met with Mr. Julian and Marc Owen, Executive Vice President, Corporate Strategy and Business Development of Parent. In the meeting, Messrs. Julian and Owen informed Messrs. Armstrong and Wilson that Parent was prepared to submit a written expression of interest to acquire the Company if the Company would provide Parent with certain non-public Company financial information. On the same day, Parent executed a confidentiality agreement with the Company.
      At a meeting of the Company Board held on March 28, 2005, management informed the Company Board of its contacts and discussions with Companies X and Y and Parent. Citigroup provided the Board with preliminary analyses of possible transactions with Company Y or Parent. The Company Board instructed Citigroup to contact Company Y and Parent on behalf of the Company to determine whether either or both would be willing to enter into an acquisition transaction with the Company at a price of $16.00 per Share, which would provide a substantial premium to the Company’s stockholders. The Company Board authorized Citigroup to provide Company Y and Parent with certain financial information concerning the Company. On April 8, 2005, Company Y executed a confidentiality agreement with the Company.
      On April 14, 2005, Citigroup met with representatives of Parent and provided Parent with certain financial information concerning the Company. Citigroup informed Parent that the Company would be willing to consider an acquisition proposal of $16.00 per Share, with expedited negotiating and due diligence schedules and a brief exclusivity period. Following the meeting, Parent telephoned Citigroup and expressed Parent’s interest in pursuing an acquisition transaction with the Company on the proposed terms, subject to due diligence and other customary conditions.
      On April 15, 2005, Citigroup met with the financial adviser of Company Y. At the meeting, Citigroup provided the financial adviser with the same Company financial information that had been provided to Parent and made the same proposal as had been made to Parent. Company Y’s financial adviser later informed Citigroup by telephone that Company Y was not willing to proceed on the proposed terms.
      On April 18, 2005, Parent submitted a non-binding expression of interest to the Company, in which Parent stated that, based upon information provided to date, its preliminary indication of the consideration it would be willing to pay for the Company Common Stock was $16.00 per Share. On April 22, the Company granted Parent a binding exclusive negotiating period until May 20, 2005, subject to earlier termination under certain circumstances. On May 27, 2005, the Company agreed to extend the exclusivity period to June 3, 2005.
      On April 23, 2005, Armstrong Teasdale LLP (“Armstrong Teasdale”), counsel for the Company, provided a draft Merger Agreement to Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), counsel for Parent. The draft Merger Agreement contemplated, among other things and subject to due diligence, a two-step transaction in which a subsidiary of Parent would commence a tender offer for all of the outstanding Shares at a cash purchase price of $16.00 per share, followed by a merger in which all remaining stockholders of the Company, other than those exercising appraisal rights under the DGCL, would receive the same consideration.

      At a meeting held on April 25, 2005, the Company Board discussed the status of negotiations with Parent and authorized management, with the assistance of its financial and legal advisers, to continue to pursue a transaction with Parent.
      On April 29, 2005, Skadden Arps, on behalf of Parent, delivered comments on the draft Merger Agreement to Armstrong Teasdale, on behalf of the Company. Thereafter and through the execution of the Merger Agreement on July 8, 2005, counsel for the Company and Parent continued to negotiate the terms of the Merger Agreement, including the representations and warranties, conditions to the Offer closing, the non-solicitation provisions, the withdrawal of recommendation provisions, the definition and use of the term “material adverse effect,” the termination provision and the provision regarding the payment of a fee upon termination.
      At meetings of the Company Board on May 5, 2005 and May 17, 2005, management, counsel for the Company and Citigroup summarized the status of negotiations with Parent and discussed remaining issues. At each meeting, the independent directors met in executive session. At each meeting, the Company Board instructed the Company to continue to pursue a transaction with Parent.
      Beginning on May 9, 2005, the Company made due diligence materials available to Parent and its legal and other advisers in a data room established at the offices of its counsel, Armstrong Teasdale, in St. Louis, Missouri. The data room remained open until May 22, 2005 and the due diligence process continued throughout the period prior to execution of the Merger Agreement. Throughout the due diligence process, numerous meetings were held between various parties representing Parent and the Company with regard to specific matters involving the Company’s operations and affairs. Also during the process, certain provisions of the Merger Agreement were negotiated by Messrs. Armstrong and Wilson on behalf of the Company with Messrs. Julian and Owen on behalf of Parent.
      On May 17, 2005, Messrs. Armstrong and Wilson met with Messrs. Julian and Owen at Parent’s offices in San Francisco to discuss and negotiate certain issues concerning the combination of the Company and Parent. At a subsequent meeting held in Chicago on May 31, 2005, Messrs. Julian and Owen informed Messrs. Armstrong and Wilson that, following Parent’s due diligence review, Parent was not willing to acquire the Company at a price of $16.00 per Share. In subsequent discussions between Parent and Citigroup, Parent indicated its willingness to pursue a transaction at $13.00 per Share.
      At a meeting on June 9, 2005, Mr. Armstrong and representatives of Citigroup reported the status of negotiations to the Company Board. The independent directors met in executive session. The Company Board concluded that the proposed price of $13.00 per share was not adequate, and instructed Citigroup to inform Parent that the Company was not willing to proceed at that price but would consider a transaction at a price of $15.00 per share. On June 10, 2005, Citigroup informed Parent of the Board’s position.
      At a meeting of the Company Board held on June 23, 2005, the Board discussed further the status of negotiations with Parent. The independent directors met in executive session. At the meeting, the Board instructed Citigroup to propose to Parent a transaction at a purchase price of $15.00 per Share, with authority to reduce the price to not less than $14.50 per Share. On June 24, 2005, Citigroup contacted Messrs. Julian and Owen, and informed them that the Company Board was willing to consider a purchase price of $15.00 per Share. During the discussion, Parent informed Citigroup that it was prepared to negotiate a transaction with the Company at a price of $14.50 per Share.
      On July 2, 2005, Skadden Arps on behalf of Parent provided a proposed form of the Support Agreement to Armstrong Teasdale, on behalf of the Company and informed Armstrong Teasdale that Parent required, as a condition to executing the Merger Agreement, that each executive officer and each director of the Company execute the Support Agreement. Pursuant to the terms of the Support Agreement, each executive officer and director of the Company would agree to (i) tender the Shares owned by such executive officer or director in the Offer, (ii) not to otherwise transfer such Shares; (iii) grant an irrevocable proxy to Parent to vote such Shares in favor of the Merger and against any action that would impede the Merger, and (iv) cease and cause to be terminated any activities related to a proposal that competes with the Offer.

      During the week of July 4, 2005, counsel for the Company and Parent negotiated the final terms of the Merger Agreement and the Support Agreement.
      At a special meeting held on the afternoon of July 8, 2005, the Company Board further discussed the terms of the Merger Agreement. Following presentations by financial and legal advisors, the Company Board unanimously, with one director who is an officer of Citigroup abstaining, approved the Merger Agreement, the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company’s stockholders. At the meeting, the Company Board considered the opinion of Citigroup delivered orally at the meeting and subsequently confirmed in writing to the effect that as of that date, based upon and subject to certain assumptions and matters stated therein, the cash consideration to be paid for the Company Common Stock in the Offer and the Merger was fair, from a financial point of view, to the holders of the Company Common Stock. The Company Board also considered: (i) economic conditions and prospects for the Company in the markets in which the Company operates and competitive pressures in the pharmaceutical distribution industry; (ii) the uncertainties caused by the shift to a fee-for-service model in the pharmaceutical distribution industry; (iii) the fact that the Offer Price represented the highest valuation available for an acquisition of the Company, (iv) the terms and conditions of the Merger Agreement (v) the likelihood of the Offer and the Merger being approved by the appropriate regulatory authorities; and (vi) the expectation of the Company Board that the Offer and the Merger are likely to be consummated expeditiously.
      On the evening of July 8, 2005, following the meeting of the Company Board, Parent, Spirit and the Company signed the Merger Agreement and each executive officer of the Company and each Company director other than one director who is an officer of Citigroup, executed the Support Agreement. Before the markets opened on July 11, 2005, Parent and the Company issued press releases announcing the Merger Agreement and the Offer.
      Reasons for the Recommendation of the Company Board. In reaching its recommendation described in the first paragraph of this Item 4 regarding the transaction, the Company Board considered a number of factors, including, without limitation, the following:
      1. The Company’s Operating and Financial Condition and Prospects. The Company Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which the Company operates. Among other things, the Company Board considered factors such as the risks attendant to achieving the goals of the Company’s strategic plan and uncertainties resulting from a shift in the pharmaceutical distribution industry to a fee-for-service model.
      2. Transaction Financial Terms and Premium to Market Price. The Company Board considered the relationship of the Offer price and the Merger consideration to the historical market prices of the Company Common Stock. The Offer price and Merger consideration of $14.50 per share of the Company Common Stock to be paid in the Offer and the Merger, respectively, although lower than the highest price at which the Company Common Stock has historically traded, represents (A) a premium of 71% over $8.50, the closing price of Company Common Stock on the Nasdaq National Market on July 7, 2005, (B) a premium of 76% over $8.24, the one-month average stock price of Company Common Stock as of July 1, 2005 and (C) a premium of 72% over $8.44, the twelve-month average stock price of the Company Common Stock. The Company Board considered the form of consideration to be received by Company stockholders in the Offer and the Merger, and the certainty of value of such cash consideration. The Company Board considered that the consideration to be received by the holders of Company Common Stock in the Offer and Merger would be taxable to such holders for federal income tax purposes. The Company Board also considered that the transaction was not contingent on Parent’s ability to secure financing commitments.
      3. The Company’s Financial Advisers’ Fairness Opinion. The Company Board considered the presentation by its independent financial adviser, Citigroup and its oral opinion, subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to the factors and assumptions set forth therein, the cash consideration to be received by the Company’s stockholders pursuant to the Offer and the Merger Agreement was fair from a financial point of view. The full text of the written opinion of Citigroup dated July 8, 2005, which sets forth the assumptions made, matters considered and limits on the review undertaken in connection with the opinion is included as Exhibit (a)(5)(A). Further discussion of the written opinion and the presentation by Citigroup at the July 8 meeting of the Company Board is contained in “Opinion of Financial Adviser.”
      4. Strategic Alternatives. The Company Board considered the Company management’s strategic plan and trends in the industry in which the Company’s business operates and the strategic alternatives available to the Company, including discussions with two other potential buyers and the alternative to remain an independent public company as well as the risks and uncertainties associated with such alternatives. The Company Board considered the results of the process that had been conducted by the Company’s financial advisers to assist the Company Board in its evaluation of strategic alternatives.
      5. Timing of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which all stockholders, other than those exercising appraisal rights under the DGCL, will receive the same consideration as received by stockholders who tender their Shares in the Offer.
      6. Alternative Transactions. The Company Board considered that under the terms of the Merger Agreement, although the Company is prohibited from soliciting alternative acquisition proposals (each an “Acquisition Proposal”) from third parties, prior to the acceptance of any Shares for payment pursuant to the Offer, the Company may furnish information to, and negotiate or otherwise engage in discussions with, any individual or entity that delivers an unsolicited written proposal after the date of the Merger Agreement for an Acquisition Proposal if the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisers, that it is required by its fiduciary duties under applicable laws to consider such a proposal and determines that such a proposal is more favorable to the Company’s stockholders (both financially and otherwise) than the transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions proposed in writing by Parent in response to such Acquisition Proposal) taking into account, among other things, the likelihood and anticipated timing of consummation and all legal, financial, regulatory and other aspects of the proposal (a “Superior Proposal”). The Company Board further considered the Company’s rights and obligations under the Merger Agreement in the event that the Company or its representatives receive a Superior Proposal and the terms and conditions under which the Company would be permitted to provide information, participate in discussions or negotiate such Superior Proposal (or a combination of the foregoing). The Company Board considered such provisions in light of Parent’s right to terminate the Merger Agreement and the ensuing obligations of the Company to pay to the Parent, in certain cases, a termination fee of $10.21 million. The foregoing terms and conditions are summarized in Section 12 of the Offer to Purchase which is being mailed to stockholders together with this Statement and filed as an exhibit to the Schedule TO, and is incorporated in this Statement by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed with the SEC by the Company and has been filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference. The Company Board considered the effect of these provisions of the Merger Agreement, as well as the provisions of the Stockholders Agreement. The Company Board also considered the contacts that the Company had with various third parties regarding a potential transaction involving the Company, as described above in the “Background” section of this Item 4.
      7. Effect of Transaction Structure. The Company Board considered that all holders of Company Common Stock would receive the same consideration in the Offer and the Merger. The Company Board considered that stockholders of the Company who do not tender their Shares in the Offer and object to the Merger would be entitled to obtain “fair value” for their Company Common Stock if they exercise and perfect their appraisal rights under Delaware law.

      The foregoing includes the material factors considered by the Company Board. In view of its many considerations, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Company Board may have given different weights to the various factors considered. After weighing all of these considerations, the Company Board determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.
      Opinion of Financial Adviser. Citigroup was retained to act as financial adviser to the Company in connection with the potential sale of the Company and, if requested, to render a fairness opinion. Pursuant to Citigroup’s engagement letter with the Company dated April 13, 2005, at the meeting of the Company Board held on July 8, 2005, Citigroup delivered its oral opinion, which opinion was subsequently confirmed in writing to the effect that, as of such date, the cash consideration to be received by the Company’s stockholders pursuant to the Merger Agreement is fair to such stockholders from a financial point of view.
      The full text of the written opinion of Citigroup, dated July 8, 2005, which sets forth, among other things, the assumptions made, matters considered and limits on the review that Citigroup undertook in connection with the opinion, is attached as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference. The summary of Citigroup’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of the Company Common Stock are urged to read Citigroup’s opinion in its entirety.
      In arriving at its opinion, Citigroup reviewed a draft dated July 8, 2005 of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisers of the Company concerning the businesses, operations and prospects of the Company. Citigroup examined certain publicly available business and financial information relating to the Company as well as certain financial forecasts, estimates and other information and data relating to the Company which the management of the Company provided to or otherwise discussed with Citigroup. At the Company’s direction, Citigroup contacted third parties to solicit indications of interest in the possible acquisition of the Company. In addition, Citigroup conducted such other analyses and examinations and considered such other financial, economic and market criteria as it deemed appropriate.
      In rendering its opinion, Citigroup assumed and relied, without any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with Citigroup. With respect to the financial forecasts and estimates provided to or otherwise reviewed by or discussed with Citigroup, the management of the Company advised Citigroup that the Company’s forecasts and estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company.
      In rendering its opinion, Citigroup assumed that the parties will consummate the Merger in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any material term or condition. Citigroup also assumed that, as of the date of the opinion, neither Parent nor any of its subsidiaries owned any of the Company common stock.
      Citigroup did not make nor was provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor did it make any inspection of the properties or assets of the Company. Citigroup’s opinion did not address the Company’s underlying business decision to effect the Merger. Citigroup’s opinion was necessarily based upon information available to Citigroup, and the financial, stock market and other conditions and circumstances existing and disclosed to Citigroup as of the date of the opinion.
      Pursuant to the engagement letter, Citigroup is entitled to fee of $1,000,000 in connection with the delivery of its opinion and, in the event the proposed transaction is consummated, an additional fee of approximately $2,910,000 for its services as financial adviser to the Company in connection with the Merger. In addition, the Company has agreed to reimburse Citigroup for its reasonable travel and other expenses incurred in connection with its engagement, including reasonable fees and expenses of its counsel, and to indemnify Citigroup against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.
      Citigroup is an internationally recognized investment banking firm that provides financial services in connection with a wide range of business transactions. As part of its business, Citigroup regularly engages in the valuation of companies and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other purposes. Citigroup and its affiliates have previously rendered certain services to the Company in the ordinary course for which Citigroup received de minimus compensation. Citigroup currently is providing advisory services to Parent with respect to a different assignment.
      In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of the Company and Parent for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citigroup and its affiliates, including Citigroup, Inc. and its affiliates, may maintain relationships with the Company, Parent and their respective affiliates. Louis B. Susman, a director of the Company, is Vice Chairman, Citigroup, and a member of the Citigroup team advising the Company in connection with the Merger. Mr. Susman abstained from voting in connection with the approval of the Merger by the Company Board. The Company Board retained Citigroup based on Citigroup’s expertise in the valuation of companies.
      Citigroup provided its advisory services and opinion to the Company Board for it to evaluate the proposed transaction. Citigroup’s opinion was not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on any maters relating to the proposed transaction.
      A summary of the material elements of the presentation that Citigroup made on July 8, 2005 to the Company Board in connection with the transaction is set forth below. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and the assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses conducted by Citigroup.

Implied Company Multiples
      Citigroup analyzed, among other things, the firm value, which Citigroup defined as equity value plus straight debt, minority interest, all out-of-the-money convertibles, less investments in unconsolidated affiliates and cash, as a multiple of earnings before interest, taxes, depreciation and amortization, or EBITDA (an “EBITDA Multiple”) and as a multiple of earnings before interest and taxes, or EBIT (an “EBIT Multiple”), and the ratio of price to diluted earnings per share, or EPS (a “P/ E Ratio”). Unless stated otherwise, Citigroup used management’s estimate of net indebtedness of $290 million for all of the financial analyses. Citigroup conducted this analysis for the Company based on a per share price of the Company common stock of $14.50 and both a management forecast and a Wall Street consensus research forecast for the latest twelve months (“LTM”) and for the fiscal years 2005, 2006 and 2007 (the “Implied Company Multiples”). Citigroup compared the Implied Company Multiples against reference ranges selected by Citigroup of multiples for the public and private markets. A summary of this analysis is set forth below:

	Company		Company		Selected		Selected
	Management		Wall Street		Reference Range		Reference Range
	Forecast		Research Forecast		Public Market		Private Market

EBITDA:
LTM	17.3	x	17.3	x	9.5x — 10.5	x	15.0x — 17.0x
2005E	17.2	x	17.8	x	9.5x — 10.5	x	13.5x — 15.5x
2006E	13.7	x	14.1	x	8.5x — 9.5	x	11.0x — 13.0x
2007E	11.5	x	12.3	x	7.5x — 8.5	x	—

	Company		Company		Selected		Selected
	Management		Wall Street		Reference Range		Reference Range
	Forecast		Research Forecast		Public Market		Private Market

EBIT:
LTM	21.1	x	21.1	x	11.0x — 13.0	x	17.0x — 19.0x
2005E	21.4	x	22.2	x	11.0x — 13.0	x	15.5x — 17.5x
2006E	16.2	x	17.1	x	9.5x — 10.5	x	12.5x — 14.5x
2007E	13.2	x	14.7	x	8.5x — 9.5	x	—
Diluted EPS:
LTM	79.4	x	79.4	x	19.0x — 21.0	x	32.0x — 38.0x
2005E	104.6	x	122.9	x	19.0x — 21.0	x	27.0x — 33.0x
2006E	27.6	x	37.8	x	16.0x — 18.0	x	23.0x — 27.0x
2007E	19.7	x	27.8	x	14.0x — 16.0	x	19.0x — 23.0x

Public Market Valuation Analysis
      Using the same methods as described above, Citigroup performed a public market valuation analysis in order to determine a range of implied equity values per share of Company stock. Citigroup conducted this analysis based on both a management forecast and a Wall Street consensus research forecast for the Company’s EBITDA, EBIT and EPS for the LTM period and for the fiscal years 2005, 2006 and 2007. This analysis resulted in a selected reference range of $8.00 — $10.00 per share of implied equity value based on the management forecast, and a range of $6.00 — $8.00 per share based on the Wall Street research forecast.

Comparable Companies Analysis
      Using publicly available information, Citigroup analyzed, among other things, the EBITDA Multiples, the EBIT Multiples and the P/ E Ratios for the LTM period and for the fiscal years 2005, 2006 and 2007 for the following companies that Citigroup believed to be reasonably comparable to the Company: Cardinal Health, Inc., Parent and AmerisourceBergen Corporation. Citigroup also analyzed the respective multiples for the Company for the respective periods based on a per share price of Company common stock of $8.46 and both a management forecast and a Wall Street consensus research forecast. A summary of this analysis is set forth below:

					Company Multiples
	Comparable Companies
					Management		Wall Street
	Range		Median		Forecast		Research Forecast

EBITDA Multiples:
LTM	9.4x — 10.8	x	10.4	x	14.2	x	14.2x
2005 A/ E	10.2x — 10.8	x	10.2	x	14.0	x	14.6x
2006E	8.7x — 9.4	x	8.8	x	11.2	x	11.5x
2007E	7.7x — 8.3	x	7.9	x	9.4	x	10.1x
EBIT Multiples:
LTM	10.5x — 13.4	x	12.3	x	17.4	x	17.4x
2005 A/ E	11.7x — 13.4	x	12.1	x	17.5	x	18.2x
2006E	10.0x — 11.6	x	10.1	x	13.3	x	14.0x
2007E	8.8x — 10.1	x	8.9	x	10.9	x	12.1x

					Company Multiples
	Comparable Companies
					Management		Wall Street
	Range		Median		Forecast		Research Forecast

P/ E Ratios:
LTM	18.1x — 20.5	x	20.5	x	46.3	x	46.3x
2005 A/ E	18.5x — 21.4	x	20.5	x	56.4	x	70.5x
2006E	15.5x — 19.6	x	17.4	x	15.9	x	21.7x
2007E	13.0x — 17.1	x	15.0	x	11.3	x	16.0x
      For the comparable companies listed above, Citigroup also calculated the ratio of price to diluted EPS for the forward twelve months (“FTM P/ E Ratio”). Citigroup conducted this analysis for the past ten years. The ten-year average, the three-year average and the current FTM P/ E Ratios for such companies, with a comparison of such ratios to those of the Company, are set forth below:

	P/E

	10-Yr Avg.		3-Yr Avg.		Current

Cardinal Health	23.2	x	16.3	x	16.7x
Parent	19.6	x	14.1	x	19.4x
AmerisourceBergen	17.2	x	14.7	x	18.9x
The Company	14.7	x	17.2	x	25.5x

Private Market Valuation Analysis
      Citigroup also performed a private market valuation analysis in order to determine a range of implied equity values per share of the Company stock. Citigroup conducted this analysis based on both a management forecast and a Wall Street consensus research forecast for the Company’s EBITDA and EBIT for the LTM period and for the fiscal years 2005 and 2006 and the Company’s EPS for the LTM period and for the fiscal years 2005, 2006 and 2007. This analysis resulted in a selected reference range of $12.50 — $15.50 per share of implied equity value based on the management forecast, and a range of $9.50 — $11.50 per share based on the Wall Street research forecast.

Comparable Precedent Transactions Analysis
      Using publicly available information, Citigroup reviewed and analyzed, among other things, EBITDA Multiples, EBIT Multiples and P/ E Ratios in the following selected transactions (listing the acquired company followed by the acquirer and the date these transactions were publicly announced) that Citigroup believed to be reasonably comparable to the proposed Merger:

•	Bergen Brunswig/ AmeriSource — March 19, 2001

•	Bindley Western/ Cardinal Health — December 4, 2000

•	AmeriSource/ Parent — September 23, 1997*

•	Bergen Brunswig/ Cardinal Health — August 24, 1997*

*	Transactions were terminated

      A summary of this analysis is set forth below:

Comparable Precedent
Transactions

	Range		Median

EBITDA Multiples:
LTM	10.3x — 19.1	x	16.0x
Curr FY	10.4x — 16.9	x	14.8x
FY +1	9.3x — 14.3	x	12.1x
EBIT Multiples:
LTM	13.1x — 21.7	x	18.5x
Curr FY	11.3x — 18.9	x	16.6x
FY +1	10.2x — 15.7	x	13.5x
P/ E Ratios:
LTM	29.1x — 48.3	x	34.8x
Curr FY	22.7x — 33.0	x	30.2x
FY +1	18.7x — 28.0	x	25.2x
FY +2	16.2x — 23.5	x	21.3x
      Additionally, Citigroup reviewed the equity premiums and firm value premiums paid in these transactions, calculating the premiums paid to the target company’s stock price one day and one month prior to the date the transaction was announced. With respect to the stock price one day prior to the announcement of the transaction, this analysis resulted in a range of 12.5% to 61.3%, with a mean of 33.7% and a median of 30.4%, for equity premiums, and a range of 8.2% to 50.8%, with a mean of 26.8% and a median of 24.3%, for firm value premiums. With respect to the stock price one month prior to the announcement of the transaction, this analysis resulted in a range of (2.9%) to 72.1%, with a mean of 33.9% and a median of 33.2%, for equity premiums, and a range of (2.0%) to 58.7%, with a mean of 27.2% and a median of 26.0%, for firm value premiums.

Discounted Cash Flow Analysis
      Citigroup performed a discounted cash flow valuation of the Company based on both a management forecast and a Wall Street consensus research forecast. Citigroup conducted this analysis based on (i) the net present value of the cash flows to the Company stockholders over a five year projection period, (ii) discount rates of 11.0% to 13.0%, and (iii) ranges of terminal net income multiples of 16.0x to 18.0x. This analysis resulted in a selected reference range of $12.50 — $15.25 per share of implied equity value based on the management forecast, and a range of $9.00 — $10.75 per share based on the Wall Street research forecast.

Historical Stock Price Analysis
      Citigroup compared the implied equity value and firm value of the cash consideration of $14.50 per share with the closing price per share of the Company common stock for various time periods in the one-year period preceding the announcement of the Merger. For reference purposes, Citigroup calculated the equity premium and the firm value premium of the cash consideration over:

•	the average closing price per share of the Company common stock for the (a) one-month, (b) three-month, (c) six-month and (d) twelve-month periods immediately prior to July 1, 2005; and

•	(x) the closing price per share of the Company common stock on July 1, 2005, (y) the highest closing price in the twelve-month period preceding the announcement of the Merger and (z) the lowest closing price in the twelve-month period preceding the announcement of the Merger.

      The following table sets forth the results of this analysis:

	Equity Premium	Firm Value Premium

(a) One month average ($8.24)	76%	23%
(b) Three months average ($8.12)	79%	23%
(c) Six months average ($7.84)	85%	25%
(d) Twelve months average ($8.44)	72%	22%

(x) July 1, 2005 ($8.46)	71%	22%
(y) Twelve months high ($11.50)	26%	10%
(z) Twelve months low ($6.75)	115%	30%

Other Factors
      The summary set forth above does not purport to be a complete description of the analyses performed by Citigroup in arriving at its opinion. Arriving at a fairness opinion is a complex process not necessarily susceptible to partial analysis or summary description. Citigroup believes that its analyses must be considered as a whole and that considering portions of the analyses and the factors considered by such analysis, without considering all such factors and analyses, could create a misleading view of the processes underlying its opinion. Citigroup did not assign relative weights to any of its analyses in preparing its opinion. The matters that Citigroup considered in its analyses are based on numerous macroeconomic, operating and financial assumptions which involve the application of complex methodologies and educated judgment. None of the comparable transactions used in the analysis described above are identical to the proposed Merger. None of the companies used in the analysis described above are identical to the Company. Accordingly, an analysis of comparable companies and transactions is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.
      In performing its analyses, Citigroup made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other factors, many of which are beyond the control of the Company. The analyses which Citigroup performed are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by the analyses. These analyses were prepared solely as part of Citigroup’s analysis of the fairness, from a financial point of view, of the cash consideration to be paid to the stockholders of the Company. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.
      Intent to Tender. To the best knowledge of the Company after reasonable inquiry, and based upon their commitments in the Support Agreement, all of the Company’s executive officers and directors currently intend to tender in the Offer all Shares held of record or beneficially owned by such person, subject to and consistent with any fiduciary obligations of such person.

Item 5.	Person/ Assets, Retained, Employed, Compensated or Used.
      Citigroup Global Markets Inc. is acting as the Company’s financial adviser in connection with the Offer and the Merger. Pursuant to the terms of the engagement letter executed with Citigroup, the Company has agreed to pay Citigroup a fee for its financial advisory services of One Million Dollars ($1,000,000) in connection with the delivery of its fairness opinion to the Company Board plus an amount payable upon closing of the Offer equal to 0.82% of the sum of (i) the cash consideration payable to the holders of the Company Common Stock in the Offer and the Merger, and (ii) all debt and pension liabilities, outstanding as of the closing date of the Merger or directly or indirectly assumed, refinanced, extinguished or consolidated, which, based on the $14.50 per share price to be paid to the Company stockholders, implies a total transaction fee, including the fee for the delivery of the fairness opinion, of approximately $3,910,000. The engagement letter also contains customary provisions requiring the Company to indemnify Citigroup against certain liabilities.
      Citigroup, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of the Company for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.
      Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.
      To the Company’s knowledge after reasonable inquiry, no transactions in the Shares, other than ordinary course purchases under the Company’s 401(k) savings plan, have been effected during the past 60 days by the Company or any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.
      Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company. Except as set forth in this Statement or the Offer, there are no transactions, Board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

Item 8.	Additional Information.
      Anti-takeover Statute. As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the business combination described in Item 4 above and, therefore, the restrictions of

Section 203, if applicable, are inapplicable to the Offer and the Merger and the transactions contemplated under the Merger Agreement.
      Rights Agreement. In November of 1998, the Company adopted a Rights Agreement pursuant to which the Company declared a dividend of one preferred share purchase right (each, a “Right”) for each share of Company Common Stock outstanding. Generally, if a person or group (an “Acquiror”) acquires 15% or more of the Company Common Stock or commences a tender or exchange offer for 15% or more of the Company Common Stock, without the prior approval of the Company Board, the Rights provide each holder of Company Common Stock — other than the Acquiror — with the right to buy at $100 per Right Shares or preferred stock or other securities equivalent to the Company Common Stock with a market value of twice the exercise price of the Right. In accordance with the provisions of the Rights Agreement, the Company Board has approved the Merger Agreement, the Offer and the Merger and determined that the Rights will not become exercisable as a result of the Offer, the Merger or the transactions contemplated by the Merger Agreement.
      Appraisal Rights. Holders of Shares do not have statutory appraisal rights as a result of the Offer. However, if their Shares are not purchased in the Offer, they can exercise such rights in connection with the Merger, if Purchaser proceeds with the Merger. Failure to follow the steps required by the applicable provisions of the DGCL for the preservation and exercise of appraisal rights may result in the loss of such rights.
      Regulatory Approvals. Under the HSR Act, and the rules that have been promulgated thereunder by the United States Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Parent has advised the Company that it filed on July 13, 2005 a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, on July 28, 2005. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Company. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Company with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Parent pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual states of the United States) may also bring legal actions under the antitrust laws of the United States or under anti-trust laws of the various States. The Company does not, and Parent has advised the Company that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, what the result would be.
      None of Parent, Purchaser or the Company is aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency under laws regulating competition other than the filing under the HSR Act that would be required for Parent’s or Purchaser’s acquisition or ownership of the Company Common Stock.
      Section 14(f) Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company’s Board other than at a meeting of the Company’s stockholders and the information therein is incorporated in this Statement by reference.

      Short-Form Merger Provisions. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer as a short form merger without a vote of the Company’s stockholders.

Item 9.	Exhibits.
      The following exhibits are filed with this statement:

Exhibit No.	Description

Exhibit (a)(1)(A)	Offer to Purchase, dated July 22, 2005 (incorporated herein by reference to Exhibit(a)(1)(A) to the Schedule TO).
Exhibit (a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit(a)(1)(B) to the Schedule TO).
Exhibit (a)(2)	Form of Letter to Stockholders of the Company, dated July 22, 2005.
Exhibit (a)(5)(A)	Fairness Opinion of Citigroup Global Markets, Inc., dated July 8, 2005.
Exhibit (a)(5)(B)	The Company’s Information Statement pursuant to Section 14(f) under the Exchange Act (included as Annex I to this Schedule 14D-9).
Exhibit (a)(5)(C)	Press Release, dated July 11, 2005 (incorporated by reference to Exhibit (a)(1) to the Company’s Schedule 14D-9 previously filed by the Company).
Exhibit (a)(5)(D)	Press Release, dated July 22, 2005.
Exhibit (e)(1)	Agreement and Plan of Merger among Parent, Purchaser and D & K Healthcare Resources, Inc. dated as of July 8, 2005 (incorporated herein by reference to Form 8-K filed by the Company on July 13, 2005).
Exhibit (e)(2)	Stockholder Support Agreement dated July 8, 2005 by and among Parent, Spirit Acquisition Corporation and certain stockholders of D & K Healthcare Resources, Inc. (incorporated herein by reference to Form 8-K filed by the Company on July 13, 2005).
Exhibit (e)(3)	Confidentiality Letter Agreement dated March 24, 2005 between the Company and Parent (incorporated herein by reference to Exhibit(d)(3) to the Schedule TO).

Item 10.	Signature
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ J. Hord Armstrong, III

(Signature)
J. Hord Armstrong, III, Chairman of the Board and Chief Executive Officer

(Name and title)
July 22, 2005

(Date)

ANNEX I
D & K Healthcare Resources, Inc.
8235 Forsyth Boulevard
St. Louis, Missouri 63105
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
      This Information Statement is being mailed on or about July 22, 2005 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Statement”), of D&K Healthcare Resources, Inc., a Delaware corporation (the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by McKesson Corporation, a Delaware corporation (“Parent”) or Spirit Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Parent, to a majority of seats on the Board of Directors of the Company (the “Company Board” or the “Company’s Board of Directors”). On July 8, 2005, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Purchaser and Parent, pursuant to which Purchaser has today commenced a tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company, including the associated preferred stock purchase rights or other rights (the “Rights and, together with the Company Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of November 12, 1998, between the Company and Harris Trust and Savings Bank at a price of $14.50 per share (the “Offer Price”), net to seller in cash, without interest thereon and less any required withholding taxes upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated July 22, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Purchaser and Purchaser with the Securities and Exchange Commission (the “Commission”) on July 22, 2005. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by Parent, any of its subsidiaries (including Purchaser), and Shares held by stockholders of the Company who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters’ rights of appraisal) will be converted into the right to receive the same consideration per Share that is paid pursuant to the Offer (the “Merger Consideration”).
      The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex I, which was filed by the Company with the Commission on July 22, 2005 and which is being mailed to stockholders of the Company along with this Information Statement.
      This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth in this Information Statement supplements certain information set forth in the Statement. Information set forth in this Information Statement related to Parent, Purchaser or Purchaser’s Designees (as defined below) has been provided to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

      Purchaser will commence the Offer on Friday, July 22, 2005. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Thursday, August 18, 2005, unless Purchaser extends it.
General
      The Company Common Stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of the Company Common Stock is entitled to one vote. As July 8, 2005, there were 14,260,856 outstanding Shares, of which Parent and Purchaser owned no shares.
Right to Designate Directors and Purchaser’s Designees
      The Merger Agreement provides that promptly upon the purchase of and payment for any Shares by Parent or Purchaser pursuant to the Offer (provided the Shares so purchased represent at least a majority of the Shares issued and outstanding), Parent shall be entitled to designate such number of directors, rounded to the nearest whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (giving effect to the directors designated by Parent pursuant to such provisions) multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding.
      The Merger Agreement provides that the Company will, upon Parent or Purchaser’s request, use all reasonable efforts promptly either to increase the size of the Board or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Parent’s designees to be so elected to the Board, and shall take all actions available to the Company to cause Parent’s designees to be so elected. At such time, the Company shall also cause persons designated by Parent to have appropriate representation on (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board.
      In the event that Parent’s designees are elected to the Board, until the Effective Time (as defined in the Merger Agreement), the Company Board shall have at least three directors who are directors on the date of the Merger Agreement (the “Original Directors”); provided that, in such event, if the number of Original Directors is reduced below three for any reason whatsoever, any remaining Original Directors (or Original Director, if there be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Original Directors for purposes of the Merger Agreement or, if no Original Director then remains, the other directors shall designate three persons to fill such vacancies who shall not be stockholders, affiliates or associates of Parent or Purchaser, and such persons shall be deemed to be Original Directors for purposes of the Merger Agreement.
      Purchaser has informed the Company that it will select Purchaser’s designees from among the directors and executive officers of Parent and Purchaser listed on Schedule I of the Offer to Purchase. Purchaser has informed the Company that each of the directors and officers listed in Schedule I has consented to serve as a director of the Company if appointed or elected. The address and biographical information of each individual set forth in Schedule I to the Offer to Purchase is incorporated herein by reference. It is expected that Parent’s or Purchaser’s designees may assume office following consummation of the Offer, which cannot be earlier than August 22, 2005.
Current Directors and Executive Officers
      The following information concerning the current directors of the Company and executive officers of the Company is as of July 22, 2005.
CLASS I — TO CONTINUE IN OFFICE UNTIL THE 2005 ANNUAL MEETING
      Harvey C. Jewett, IV, age 57, has served as one of the Company’s directors since 1999. Mr. Jewett was the Chairman of Jewett Drug Co. from August 1988 until the Company acquired it in June 1999. He has also served as the President and Chief Operating Officer of the Rivett Group, L.L.C., a motel owner and operator, since October 1988. He also serves as a director of the University of South Dakota Foundation and the College of Saint Benedict.
      Louis B. Susman, age 67, has served as director of the Company since November 1998. Mr. Susman previously served as an advisory director of the Company between June 1998 and November 1998. Mr. Susman currently is Vice Chairman, Citibank Global Markets Inc. Mr. Susman has been employed by Salomon Smith Barney in various executive capacities since 1989 and also serves as a director of U.S. Can Corporation.
      Martin D. Wilson, age 44, has served as President and Chief Operating Officer of the Company since January 1996, as Secretary from August 1993 to April 1999 and as director since 1997. Mr. Wilson previously served as Executive Vice President, Finance and Administration of the Company from May 1995 to January 1996, as Vice President, Finance and Administration of the Company from April 1991 to May 1995 and as Controller of the Company from March 1988 to April 1991. Prior to joining the Company, Mr. Wilson was associated with KPMG Peat Marwick, a public accounting firm. Mr. Wilson serves as a Trustee of the St. Louis College of Pharmacy.
CLASS II — TO CONTINUE IN OFFICE UNTIL THE 2006 ANNUAL MEETING
      Bryan H. Lawrence, age 63, has served as a director of the Company since its founding in December 1987. Since September, 1997, Mr. Lawrence has been a member of Yorktown Partners LLC, which manages certain investment partnerships. Prior thereto, he was a Managing Director of Dillon, Read & Co., Inc., an investment banking firm. Mr. Lawrence also serves as a director of Vintage Petroleum, Inc., TransMontaigne Oil Company, Carbon Energy Corporation, Hallador Petroleum Company and certain other companies in the energy industry in which Yorktown partnerships hold equity interests.
      Mary Ann Van Lokeren, age 58, has served as a director of the Company since May 2003. Ms. Van Lokeren is Chairman and Chief Executive Officer of Krey Distributing Company a privately held beverage distribution company in St. Louis, Missouri, and has served in that capacity since 1986. Ms. Van Lokeren also serves as a director of Commerce Bancshares, Inc., Laclede Gas Company and Masco Corporation, and serves as a member of the Washington University Board of Trustees.
CLASS III — TO CONTINUE IN OFFICE UNTIL THE 2007 ANNUAL MEETING
      J. Hord Armstrong, III, age 64, has served as Chairman of the Board, Chief Executive Officer and Treasurer and as a director of the Company since December 1987. Prior to joining the Company, Mr. Armstrong served as Vice President and Chief Financial Officer of Arch Mineral Corporation, a coal mining and sales corporation, from 1981 to 1987 and as its Treasurer from 1978 to 1981.
      Richard F. Ford, age 69, has served as a director of the Company since its founding in December 1987. Mr. Ford has been engaged in venture capital investing as a general partner of affiliates of Gateway Venture Partners II, L.P. in St. Louis, Missouri, since 1984. Mr. Ford also serves as a director of Stifel Financial Corporation, CompuCom Systems, Inc. and TALX Corporation.
      Thomas F. Patton, Ph.D., age 56, has served as a director of the Company since 1997. Dr. Patton is President of the St. Louis College of Pharmacy and has served in that capacity since June 1994. From April 1993 until January 1994 and from January 1994 until May 1994, Dr. Patton served as Executive Director of Pharmaceutical Research and Development and as Vice President of Pharmaceutical Research and Development, respectively, at Dupont-Merck Pharmaceutical Co., a manufacturer of pharmaceutical products. From March 1990 through March 1993, Dr. Patton served as Director and Senior Director of Pharmaceutical Research and Development at Merck and Co., Inc., a manufacturer of pharmaceutical products. Dr. Patton’s career also includes tenures as Professor of Pharmaceutical Chemistry and Pharmacy Practice at the University of Kansas, Associate Director of Control Development at the Upjohn Co., a pharmaceutical company, and Vice President of Operations at Oread Laboratories, Inc., a pharmaceutical company.

Non-Director Executive Officers
      Thomas S. Hilton, 52, has served as Senior Vice President and Chief Financial Officer of the Company since January 1999. Between May 1980 and June 1998, Mr. Hilton was employed by the Peabody Group, a coal mining and sales corporation in a variety of management positions including Vice President and Treasurer from March 1993 to May 1995, and Vice President and Chief Financial Officer from May 1995 to June 1998.
      Brian G. Landry, 49, has served as Senior Vice President of Operations and Chief Information Officer of the Company since January 2004. Mr. Landry previously served as Vice President and Chief Information Officer from April 2000, Vice President, information systems product management from April 1999 to April 2000 and as Vice President and General Manager of the Company’s Minneapolis distribution center from November 1996 to April 1999. From October 1992 to October 1996, Mr. Landry was employed by Cardinal Health, Inc. as a general manager of a distribution center.
      Edward G. Petrella, 55, has served as Senior Vice President, Sales and Business Development of the Company since January 2004. Mr. Petrella previously served as Vice President, Sales and Business Development of the Company from April 2002. From 1994 through 2002, Mr. Petrella worked in sales and business development positions of increasing responsibility in the healthcare distribution and supply industry with Owens & Minor, Inc. and Cardinal Health, Inc.
      Richard A. Keffer, 50, joined the Company in August, 2004 as Vice President, General Counsel, and Secretary. Prior to joining the Company he was General Counsel, Secretary and Corporate Compliance Officer of Aurora Foods Company during 2003 and 2004. Prior to that Mr. Keffer served in various legal positions for Pet Incorporated, The Pillsbury Company and Premcor Inc., including Associate General Counsel and Secretary.
Governance of the Company
The Board and its Members
      The Board of Directors of the Company has responsibility for establishing broad corporate policies and reviewing the Company’s overall performance rather than day-to-day operations. The Board of Director’s primary responsibility is to oversee the management of the Company and, in so doing, serve the best interests of the Company and its stockholders. The Board of Directors reviews and approves corporate objectives and strategies, and evaluates significant policies and proposed major commitments of corporate resources. Management keeps the directors informed of the Company’s activities through regular written reports and presentations at board and committee meetings.
      During fiscal 2005, the Board of Directors of the Company has met nine (9) times, and the non-management directors met three (3) times in executive sessions without members of the Company’s management. The Board of Directors has established an Audit Committee, Nominating and Corporate Governance Committee and Stock Option and Compensation Committee. All of the directors attended at least 75% of the meetings of the Board of Directors and committees of which such director was a member during fiscal 2005.
      The charters of the standing committees of the Board of Directors are available on the Company’s website at www.dkhealthcare.com. Information concerning certain of these standing committees is set out below:
Audit Committee
      The members of the Audit Committee are Mr. Ford, Dr. Patton and Ms. Van Lokeren. Mr. Ford, Dr. Patton and Ms. Van Lokeren are each “independent” directors for purposes of the Nasdaq National Market listing standards and the rules and regulations promulgated by the Securities and Exchange

Commission (the “SEC”). The Board of Directors has determined that one of the Committee’s members, Mr. Ford, qualifies as an “audit committee financial expert” as defined by the SEC.
      The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee management’s conduct of the Company’s financial reporting process, including overseeing the financial reports and other financial information provided by the Company to any governmental or regulatory body, the public or other users thereof, the Company’s systems of internal accounting and financial controls, and the annual independent audit of the Company’s financial statements. The Audit Committee has the sole authority and responsibility to select, evaluate and, where appropriate, replace the Company’s independent public accountants. The Audit Committee met five (5) times in fiscal 2005.
Nominating and Corporate Governance Committee
      The Nominating and Corporate Governance Committee is composed of Ms. Van Lokeren, Mr. Lawrence and Dr. Patton. The primary purpose of the Nominating and Corporate Governance Committee is to recommend director nominees for each annual meeting of the stockholders and nominees for election for any vacancies on the Board and to recommend corporate governance principles for the Company. The qualifications the Nominating and Corporate Governance Committee believes directors must have and the process for identifying and evaluating director candidates (including recommendations by stockholders) are detailed in the Company’s Corporate Governance Guidelines available on the Company’s website at www.dkhealthcare.com. The Nominating and Corporate Governance Committee met three (3) times in fiscal 2005.
Stock Option and Compensation Committee
      The Stock Option and Compensation Committee is composed of Messrs. Ford, Lawrence and Susman. The primary purpose of the Stock Option and Compensation Committee is to review and determine the salaries, bonuses and other compensation payable to corporate officers and to administer the Company’s 2001 Long Term Incentive Plan. The Stock Option and Compensation Committee met two (2) times during fiscal 2005.
      The Board of Directors has determined that each of the members of the Audit Committee, the Nominating and Corporate Governance Committee and the Stock Option and Compensation Committee are “independent” under Rule 4200(a)(15) of The Nasdaq National Market.
Directors’ Fees
      Each non-employee director currently receives an annual retainer of $25,000 for serving as director and fees of $1,500 for each meeting of the board attended ($750 if attended telephonically). In addition, on January 28, 2005, the Board granted options to each non-employee director of 5,000 shares of Common Stock.
Communications with the Board of Directors
      Stockholders may communicate with any and all members of the Company’s Board of Directors by transmitting correspondence by mail addressed to one or more directors by name (or to the Chairman of the Board, for a communication addressed to the entire Board of Directors) at the following address:
Name of the Director(s)
c/o Corporate Secretary
D & K Healthcare Resources, Inc.
8235 Forsyth Boulevard
St. Louis, Missouri 63105

      Communications from the Company’s stockholders to one or more directors will be monitored by the Company’s secretary and the Chairman of the Board and will bring any significant issues to the attention of the appropriate board member.
      It is the Company’s policy that directors are expected to attend the Annual Meeting of Stockholders and in 2004 all directors were in attendance with the exception of two directors who had schedule conflicts.
Security Ownership of Certain Beneficial Owners and Management
      The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock, as of July 20, 2005 by (a) each person who is known to the Company to be the beneficial owner of more than five percent of the Company’s Common Stock, (b) each of the Company’s named executive officers and directors (three of whom are nominated for re-election), and (c) all of the Company’s executive officers and directors as a group.

	Number of Shares
	Beneficially
Name	Owned(1)(2)	Percent(3)

Putnam Investment Management, Inc.(4)	1,729,860	12.1%
Glenview Capital Management LLC(5)	1,404,000	9.9%
McKesson Corporation(6)	1,192,316	8.4%
Dimensional Fund Advisors, Inc.(7)	1,188,488	8.3%
Fidelity Management & Research Co.(8)	1,149,590	8.1%
Byram Capital Management LLC(9)	1,093,973	7.7%
PAR entities(10)	949,047	6.7%
Franklin Advisors, Inc.(11)	750,000	5.3%
Executive Officers and Directors:
J. Hord Armstrong, III (12)(6)	948,444	6.5%
Richard F. Ford (13)(6)	39,500	*
Harvey C. Jewett (14)(6)	325,000	2.3%
Bryan H. Lawrence (15)(6)	81,636	*
Thomas F. Patton (14)	22,224	*
Louis B. Susman(15)	31,000	*
Mary Ann Van Lokeren (17)(6)	6,000	*
Martin D. Wilson (18)(6)	330,212	2.3%
Thomas S. Hilton (19)(6)	138,360	*
Brian G. Landry (20)(6)	109,709	*
Edward G. Petrella (21)(6)	55,097	*
Richard A. Keffer(6)	7,500	*
All directors and executive officers as a group (12 persons)	2,094,684	13.8%

*	Less than 1%.

(1)	Represents sole voting and investment power unless otherwise noted.

(2)	For purposes of this table, each director or executive officer is deemed to beneficially own shares of Common Stock issuable pursuant to options, warrants or other convertible securities that are exercisable by such director or executive officer currently or within 60 days. In addition, the number of shares of Common Stock shown includes restricted stock grants, as follows: Mr. Armstrong — 116,150 shares; Mr. Wilson — 80,380 shares; Mr. Hilton — 26,160 shares; Mr. Landry —

13,709 shares; Mr. Petrella — 13,097 shares; and Mr. Keffer — 7,500 shares. With respect to these shares, executive officers have sole voting power but no current investment power.

(3)	The percentage calculations are based upon 14,260,865 shares of the Company’s Common Stock that were issued and outstanding as of July 20, 2005 and, for each director or executive officer or the group, the number of shares subject to options exercisable by such director or executive officer or the group within 60 days of July 20, 2005.

(4)	Information with respect to the outstanding shares beneficially held by Putnam Investment Management, LLC is based on a Schedule 13G/ A filed with the Securities and Exchange Commission on February 2, 2005, by such firm. Shares included in the table with respect to this firm consist of shares held by The Putnam Advisory Company, LLC and Marsh & McLennen Companies, Inc. over which it holds shared voting and investment power. The address of these firms is One Post Office Square, Boston, Massachusetts 02109.

(5)	Information with respect to the outstanding shares beneficially held by Glenview Management LLC. is based on a Schedule 13G filed with the Securities and Exchange Commission on June 21, 2005, by such firm. The address of this firm is 399 Park Avenue, Floor 39, New York, New York 10022.

(6)	Information with respect to the outstanding shares beneficially owned by McKesson Corporation and its wholly owned subsidiary, Spirit Acquisition Corporation, is based on a Schedule 13D/A filed with the Securities and Exchange Commission on July 22, 2005. This beneficial ownership relates to rights granted pursuant to a Stockholder Support Agreement dated July 8, 2005 among McKesson Corporation, Spirit Acquisition Corporation and certain directors and executive officers of the Company as more fully described in the Statement.

(7)	Information with respect to the outstanding shares beneficially held by Dimensional Fund Advisors, Inc. is based on a Schedule 13G/ A filed with the Securities and Exchange Commission on February 9, 2005, by such firm. Shares included in the table with respect to this firm includes those owned by certain investment companies registered under the Investment Company Act of 1940 and certain other commingled group trusts and separate accounts to which it provides investment advice. This firm disclaims beneficial ownership of these securities. The address of this firm is 1229 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(8)	Information with respect to the outstanding shares beneficially held by FMR Corp. is based on a Schedule 13G/ A filed with the Securities and Exchange Commission on February 14, 2005, by such firm. Shares included in the table with respect to this firm consist of 1,149,590 shares held by Fidelity Low Priced Stock Fund, over which shares this firm has shared investment power. The address of these firms is 82 Devonshire Street, Boston, Massachusetts 02109.

(9)	Information with respect to the outstanding shares beneficially held by Byram Capital Management LLC is based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2005, by such firm. The address of this firm is 41 West Putnam Avenue, Greenwich, Connecticut 06430.

(10)	Information with respect to the outstanding shares beneficially held by PAR Investment Partners, L.P., PAR Group, L.P. and Par Capital Management, Inc. is based on a Schedule 13G/ A filed with the Securities and Exchange Commission on February 17, 2004 by such firms. The address of such firms is One International Place, Suite 2401, Massachusetts 02110..

(11)	Information with respect to the outstanding shares beneficially held by Franklin Advisors, Inc. is based on a Form N-30D dated January 31, 2005. Shares included in the table with respect to these firms consist of 750,000 shares held by Franklin MicroCap Value Fund. The address of these firms is One Franklin Parkway, San Mateo, California 94003.

(12)	Includes 300,000 shares issuable pursuant to stock options that are exercisable currently or within 60 days; does not include 20,000 shares that are owned by Mr. Armstrong’s wife, as to which Mr. Armstrong disclaims beneficial ownership.

(13)	Includes 25,000 shares issuable pursuant to stock options that are exercisable currently or within 60 days. Does not include 5,500 shares owned by Mr. Ford’s wife, as to which Mr. Ford disclaims beneficial ownership.

(14)	Includes 25,000 shares issuable pursuant to stock options that are exercisable currently or within 60 days.

(15)	Includes 25,000 shares issuable pursuant to stock options that are exercisable currently or within 60 days. Does not include 8,000 shares owned by Mr. Lawrence’s wife, as to which Mr. Lawrence disclaims beneficial ownership.

(16)	Includes 18,334 shares issuable pursuant to stock options that are exercisable currently or within 60 days. Does not include 1,000 shares owned by Dr. Patton’s wife, as to which Dr. Patton disclaims beneficial ownership.

(17)	Includes 5,000 shares issuable pursuant to stock options that are exercisable currently or within 60 days.

(18)	Includes 239,332 shares issuable pursuant to stock options that are exercisable currently or within 60 days.

(19)	Includes 102,700 shares issuable pursuant to stock options that are exercisable currently or within 60 days.

(20)	Includes 89,000 shares issuable pursuant to stock options that are exercisable currently or within 60 days.

(21)	Includes 42,000 shares issuable pursuant to stock options that are exercisable currently or within 60 days.
Report of the Stock Option and Compensation Committee
Regarding Executive Compensation1
General
      The Company’s executive compensation program is administered by the Stock Option and Compensation Committee of the Board of Directors (the “Committee”) which is composed of Messrs. Ford, Lawrence and Susman. Each of the members of the Committee is independent (as independence is defined under the Nasdaq National Market listing standards). The Committee considered and approved the compensation for the Chief Executive Officer, as well as the other executive officers.
Objectives of the Company’s Compensation Policy for Executive Officers
      The Company’s executive compensation policy is designed and administered to provide a competitive compensation program that will enable the Company to attract, motivate, reward and retain executives who have the skills, education, experience and capabilities required to discharge their duties in a competent and efficient manner. The Company’s compensation policy is based on the principle that the financial rewards to the executive should be aligned with the financial interests of the stockholders by striving to create a suitable long-term return on their investment through earnings from operations and prudent management of the Company’s business and operations.
      The Company’s executive compensation strategy consists of base salary, annual incentives (e.g., annual bonus) and long-term incentive compensation. The following is a summary of the policies underlying each element.

[1]	The material in this report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act of 1934, as amended (“Exchange Act”), whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

Base Salary
      The base salary for individual executive officers of the Company is reviewed annually and is based upon the level and scope of the responsibility of the office, the pay levels of similarly positioned executive officers among companies competing for the services of such executives and a consideration of the level of experience and performance profile of the particular executive officer. Based upon its review and evaluation, the Committee determines the salary to be paid to each executive officer.
Annual Incentive Compensation
      In addition to salary, each executive has the potential to receive an annual incentive award based upon the achievement of certain performance criteria. The target amount for such awards for achievement of the performance criteria is based upon a percentage of the executive’s then annual salary and varies by level of responsibility. The target levels are designed to be competitive with levels of similarly positioned executive officers among companies competing for the services of such executives. Annual bonuses awarded to executive officers and other key employees for fiscal 2004 consisted of a cash bonus (50% of bonus objective) and an award of restricted stock (25% of bonus objective) with the number of shares included in the award calculated at a 25% discount from the market price at the time of the award. Ownership of the restricted stock vests in the employee three years after the date of grant, provided that the employee is then still in the employ of the Company.
Long Term Incentive Compensation
      The Committee believes that long-term incentive compensation is the most effective way of tying executive compensation to increases in stockholder value. The Company’s long-term incentive programs authorize the grant of stock-based awards, thereby providing a means through which executive officers will be given incentives to continue high quality performance with the Company over a long period of time while allowing such executive officers to build a meaningful investment in the Company’s Common Stock.
      To provide long-term incentive compensation to executive officers and other key personnel, the Company maintains the 2001 Long-Term Incentive Plan (the “Plan”). The Committee has a policy of awarding stock options from time to time based upon competitive practices, continuing progress or achievement of goals of the Company and individual performance. All stock options awards are made with option exercise prices equal to the fair market value of the underlying stock at the time of grant. Participants benefit only when and to the extent the stock price increases after the option grant.
Compensation of Chief Executive Officer
      Mr. Armstrong’s salary and bonus for fiscal 2005 were determined by the Committee in the same manner as is used by the Committee for executive officers generally. The Committee believes that Mr. Armstrong’s compensation is competitive within the industry and, when combined with Mr. Armstrong’s significant ownership of the Company’s Common Stock, provides incentives for performance which are aligned with the financial interests of the stockholders of the Company.
Code Section 162(m)
      The Committee has considered Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), regarding qualifying compensation paid to the Company’s executive officers for deductibility. The Committee intends to make every effort to ensure that all compensation awarded to the Company’s executives is fully deductible for income tax purposes. The Committee may in the future deem it advisable to take certain action to preserve the deductibility of executive compensation under Section 162(m).

THE STOCK OPTION AND COMPENSATION COMMITTEE

Richard F. Ford, Chairman	Bryan H. Lawrence	Louis B. Susman
Compensation Committee Interlocks and Insider Participation
      None of the Company’s executive officers serves as a director or member of the compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Company’s Board of Directors or the Stock Option and Compensation Committee. None of the current members of the Stock Option and Compensation Committee has ever been an officer or employee of the Company or any of its subsidiaries.

COMPENSATION OF EXECUTIVE OFFICERS
      The following table summarizes the compensation for each of the last three fiscal years of the Company’s chief executive officer and the four other most highly compensation executive officers whose annual salaries and other reportable compensation exceeded $100,000 for fiscal 2005.

		Summary Compensation Table			Long Term Compensation

		Annual Compensation			Awards

Name and Principal				Other Annual	Restricted Stock	Securities	All Other
Position	Year	Salary	Bonus(1)	Compensation(2)	Award(s)(3)	Underlying Options	Compensation(4)

J. Hord Armstrong, III	2005	$669,500	$—	$136,781	$525,750	50,000	$28,475
Chairman of the Board,	2004	650,000	326,625	154,133	203,120	60,000	8,970
Chief Executive Officer	2003	650,000	324,647	109,265	217,188	60,000	10,969
and Treasurer
Martin D. Wilson	2005	$566,500	$—	$55,951	$350,500	35,000	$6,767
President and Chief	2004	550,000	248,738	36,755	154,690	54,000	3,811
Operating Officer	2003	525,000	235,994	48,265	157,868	45,000	3,586
Thomas S. Hilton	2005	$258,658	$—	$19,132	$105,150	10,000	$12,934
Senior Vice President	2004	251,125	88,333	17,879	54,930	18,000	6,687
and Chief Financial Officer	2003	245,000	85,657	16,652	57,303	21,000	6,953
Brian D. Landry	2005	$206,000	$—	$6,458	$52,575	—	$12,712
Vice President and Chief	2004	200,000	50,250	6,868	31,250	18,000	6,058
Information Officer	2003	185,000	46,200	6,970	30,913	9,000	5,032
Edward G. Petrella	2005	$211,150	$—	$4,200	$52,575	—	$11,818
Senior Vice President of	2004	205,000	51,506	3,000	32,030	18,000	6,151
Sales and Business	2003	200,000	49,496	900	33,419	—	6,110
Development

1.	No bonuses were awarded for fiscal 2005.

2.	Includes compensation in connection with transportation expenses for fiscal 2005, 2004 and 2003, respectively, as follows: Mr. Armstrong — $134,581, $151,933 and $107,565; Mr. Wilson — $53,751, $34,555 and $46,565; Mr. Hilton — $10,688, $10,688 and $10,688; Mr. Landry — $6,458, $6,868 and $6,970; and Mr. Petrella — $4,200, $3,000 and $900. Also includes compensation for club memberships for Mr. Hilton for fiscal 2005, 2004 and 2003, respectively, $8,444, $7,191 and $5,964. Amounts shown for fiscal 2005, 2004 and 2003, respectively also include payments for estate and tax planning services, as follows: Mr. Armstrong — $2,200, $2,200 and $1,700; and Mr. Wilson — $2,200, $2,200 and $1,700.

3.	The restricted stock awards reported in this table include restricted stock awards that are subject to forfeiture restrictions for a three-year period. The dollar amounts reported in the table represent the market value of the restricted stock awards based on the closing price per share of the Company’s common stock on the date of the grant. The market value and the aggregate restricted stock holdings held by each officer (based on the $14.50 per share Offer Price), were as follows: Mr. Armstrong — 116,150 shares valued at $1,684,175; Mr. Wilson — 80,380 shares valued at $1,165,510; Mr. Hilton — 26,160 shares valued at $379,320; Mr. Landry — 13,709 shares valued at $198,780; and Mr. Petrella — 13,097 shares valued at $189,907. Dividends are paid to holders with respect to these shares of restricted stock at the same rate as is paid on all other shares of Common Stock.

4.	Includes payments for term life insurance policies for fiscal 2005 as follows: Mr. Armstrong — $14,475; Mr. Wilson — $2,990; Mr. Hilton — $904; Mr. Landry — $1,457; and Mr. Petrella — $809. Also includes contributions made to the Company’s 401(k) plan for fiscal 2005 as follows: Mr. Armstrong — $14,000; Mr. Wilson — $3,777; Mr. Hilton — $11,970; Mr. Landry — $11,255; and Mr. Petrella — $11,009.
      The following table sets forth information concerning stock option grants made in fiscal 2005 to the individuals named in the Summary Compensation Table. Options were granted at fair market value on the date of grant, become exercisable in three equal annual installments commencing on the first anniversary of the date of grant and expire five years after the date of grant.
Option Grants in Fiscal 2005

	Individual Grants Value				Potential
					Realizable
	Number				Value at Assumed
	of	Percent of			Annual Rate of Stock Price
	Securities	Total Options			Appreciation
	Underlying	Granted to	Exercise		For Option Term(1)
	Options	Employees in	Price Per	Expiration
Name	Granted	Fiscal Year	Share	Date	5%	10%

J. Hord Armstrong, III	50,000	40.0%	$7.01	1/28/2010	$96,837	$213,984
Martin D. Wilson	35,000	28.0%	$7.01	1/28/2010	$67,786	$149,789
Thomas S. Hilton	10,000	8.0%	$7.01	1/28/2010	$19,367	$42,797
Brian G. Landry	—	—	—	—	—	—
Edward G. Petrella	—	—	—	—	—	—

1.	Potential realizable value is calculated based on the term of the option at the time of grant. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. Potential realizable value does not represent the Company’s prediction of its stock price performance and does not take into account appreciation for the fair value of the Common Stock from the date of grant to date. There can be no assurance that the actual stock price appreciation over the term of the option will equal or exceed the assumed 5% and 10% levels.
      The following table sets forth information concerning the number of exercisable and unexercisable stock options at June 30, 2005 as well as the value of such stock options having an exercise price lower than the Offer Price (“in-the-money” options) held by the executive officers named in the Summary Compensation Table.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Number of
			Securities	Value of
			Underlying	Unexercised
	Shares		Unexercised	In-The-Money
	Acquired		Options at	Options at Fiscal
	On	Value	Fiscal Year-End	Year-End(1)
	Exercise	Realized	Exercisable/Unexercisable	Exercisable/Unexercisable

J. Hord Armstrong, III	0	—	300,000/70,000	$1,200,000/$374,500
Martin D. Wilson	0	—	239,332/53,000	$1,005,089/$262,150
Thomas S. Hilton	0	—	102,700/16,000	$231,975/$ 74,900
Brian G. Landry	0	—	89,000/ 6,000	$384,000/$ 0
Edward G. Petrella	0	—	42,000/ 6,000	$0/$ 0

(1)	Based on the Offer Price of $14.50 per share.
Employment Agreements with Named Executive Officers
      In August and September 2000, the Company entered into separate employment agreements with J. Hord Armstrong, III, Martin D. Wilson and Thomas S. Hilton, and in April 2002, the Company entered into an employment agreement with Edward G. Petrella. The employment agreements are subject to successive one year renewal terms unless notice of non-renewal is given by either party 90 days before the end of the then current term. Under the employment agreements, Mr. Armstrong serves as Chairman of the Board and Chief Executive Officer in exchange for a current annual base compensation of $669,500, Mr. Wilson serves as President and Chief Operating Officer of the Company in exchange for a current annual base compensation of $566,500, Mr. Hilton serves as Senior Vice President and Chief Financial Officer of the Company in exchange for a current annual base compensation of $258,658 and Mr. Petrella serves as Senior Vice President, Sales and Business Development of the Company in exchange for a current annual base compensation of $211,150, each subject to annual adjustment by the board. In addition, each executive is entitled to receive a bonus based upon certain performance criteria established by the board.
      In the event the Company chooses not to renew any such executive’s employment or terminates the employment of any such executive for reasons other than for cause, the Company is obligated to continue to pay salary and benefits for not less than 24 months in the case of Mr. Armstrong, 18 months in the case of Mr. Wilson and 12 months in the case of Messrs. Hilton and Petrella. The Company is also obligated to pay a prorated annual bonus (computed at 100% of targeted performance).
      Each employment agreement provides that if the executive’s employment is terminated by the Company without cause or is not renewed by the Company in anticipation of or within 24 months following a “change in control” (as defined in the agreement) or the executive terminates his employment for good reason in anticipation of, or within 24 months following, a change in control, the Company will be required to pay the executive a lump-sum cash amount equal to (i) two times the sum of his then current salary and an annual bonus (computed at 100% of targeted performance ) for the entire year, plus (ii) the executive’s prorated annual bonus (computed at 100% of targeted performance) for the year in which termination occurs. The Company will also be required to continue to provide the executive with benefits, or their cash equivalent, for 24 months after termination and, with certain exceptions, to reimburse the executive for any legal fees and disbursements incurred by him in connection with enforcing his rights under the employment agreement. The agreements also provide that, if the foregoing payments are subjected to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the so-called parachute tax) or any interest or penalties with respect to such excise tax are imposed, then the Company will be required to pay the executive an additional amount sufficient for the executive to pay the excise tax (and any interest or penalties), including any taxes imposed on the excise tax payment. Actual payment to the executives would depend upon timing of termination and certain other factors.
      In the event the Company chooses not to renew any such executive’s employment or terminates the employment of any such executive for reasons other than for cause, whether or not in anticipation of a change in control, the executive would also be entitled to receive outplacement assistance. In addition, all unvested options granted to the executive under the Company’s 2001 Long Term Incentive Plan (the “2001 Incentive Plan”) vest as of the termination date. The terminated executive has twelve months following the date of termination to exercise all options under the 2001 Incentive Plan.
      Each executive may terminate his employment agreement for “good reason” (as defined in the agreement), in which case the executive would be entitled to the benefits he would receive upon termination by the Company without “cause.” Each executive has agreed to refrain from disclosing information confidential to the Company during the term of his employment and thereafter, and has agreed not to engage in activities competitive with the Company during the term of his employment and for two years thereafter in the case of Mr. Armstrong, for eighteen months thereafter in case of Mr. Wilson and for one year thereafter in the case of Messrs. Hilton and Petrella.
Report of the Audit Committee2
      The Audit Committee’s responsibilities are set forth in the Audit Committee Charter available on the Company’s website at www.dkhealthcare.com. The Audit Committee reviewed the charter and believes that the charter meets the standards set forth in the applicable regulations of the SEC.

[2]	The material in this report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference into any other Company filing under the Securities Act or Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

      Management is responsible for internal controls, the financial reporting process and compliance with laws and regulations. KPMG LLP, as independent auditors for the Company, is responsible for performing an independent audit of the Company’s consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Audit Committee’s is responsible for monitoring and overseeing these processes. The Audit Committee ensures that during the course of each fiscal year it devotes the attention it deems necessary and appropriate to each of the matters assigned to it under its charter. The Audit Committee’s duties and responsibilities do not include conducting audits or accounting reviews. Therefore, the Audit Committee has relied on management’s representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States and on the representations of KPMG LLP included in its report on the consolidated financial statements. The Audit Committee’s oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations.
      In this context, the Audit Committee has met and held discussions with management and with KPMG LLP to review and discuss all financial statements before their issuance and to discuss significant accounting issues. Management represented to the Audit Committee that the consolidated financial statements were prepared in accordance with generally accepted accounting principles.
      The Audit Committee obtained from and discussed with KPMG LLP a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors’ independence consistent with Independence Standards Board No. 1, “Independence Discussions with audit committees,” discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors’ independence. The Audit Committee monitors auditor independence and has reviewed non-audit services performed by the independent auditors.
      The Audit Committee discussed and reviewed with KPMG LLP all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, “Communication with audit committees” and, with and without management present, discussed and reviewed the results of the independent auditors’ examination of the financial statements.
      Based on the above-mentioned review and discussions with management and KPMG LLP, the Audit Committee recommended to the Board of Directors that the Company’s audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2004, for filing with the Securities and Exchange Commission. The Audit Committee also selected, subject to stockholder approval, KPMG LLP as the Company’s independent auditors for the fiscal year 2005.
THE AUDIT COMMITTEE

Richard F. Ford, Chairman	Thomas F. Patton	Mary Ann Van Lokeren
Section 16(A) Beneficial Ownership Reporting Compliance
      Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors, executive officers, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.
      To the Company’s knowledge, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with by those parties during the fiscal year ended June 30, 2005.

Performance Graph3
      The following Performance Graph compares the Company’s cumulative total stockholder return on its Common Stock for the period beginning July 1, 2000 and ending June 30, 2005, with the cumulative return of The Nasdaq Stock Market — U.S. Index and an industry peer group. The industry peer group of companies selected by the Company is made up of the Company’s publicly held competitors in the wholesale pharmaceutical distribution industry: AmerisourceBergen Corporation, Cardinal Health, Inc. and Parent. The comparisons reflected in the table and graph, however, are not intended to forecast the future performance of the Common Stock and may not be indicative of such future performance.

3	The material in this report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference into any other Company filing under the Securities Act or Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.
COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG D & K HEALTHCARE RESOURCES, INC.,
THE NASDAQ STOCK MARKET (U.S.) INDEX AND A PEER GROUP

	Cumulative Total Return

	6/00	6/01	6/02	6/03	6/04	6/05

D & K Healthcare Resources, Inc.	100.00	353.83	678.46	311.89	233.15	165.00

Nasdaq Stock Market (U.S.)	100.00	55.50	37.13	31.63	43.05	43.54

Peer Group	100.00	150.47	138.75	143.74	147.57	144.21

*	$100 invested on 6/30/00 in stock or index — including reinvestment of dividends. Fiscal year ending June 30.
CODE OF ETHICS
      The Company has adopted a Code of Ethics that applies to all of the Company’s employees, including the Company’s principal executive officer, principal financial officer and principal accounting officer. A copy of the Company’s Code of Ethics can be found on the Company’s website at www.dkhealthcare.com. The Company intends to disclose future amendments to the Company’s Code of Ethics, as well as any waivers thereof, on the Company’s website to the extent permissible by the rules and regulations of the SEC and The Nasdaq National Market.